FORM U-3A-2



                    SECURITIES AND EXCHANGE COMMISSION

                              Washington, D. C.




                     Statement by Holding Company Claiming
                        Exemption Under Rule 2 from the
                    Provisions of the Public Utility Holding
                             Company Act of 1935




                           WESTERN RESOURCES, INC.

     WESTERN RESOURCES, INC. (WRI) hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935 (the Act) and submits the following information:

ITEM 1. Name, State of Organization, Location And Nature of Business of Claimant And Every Subsidiary Thereof, Other Than Any Exempt Wholesale Generator (EWG) or Foreign Utility Company.

    WRI is a Kansas corporation whose principal executive offices are located at 818 South Kansas Ave., Topeka, Kansas, 66612. WRI's mailing address is P.O. Box 889, Topeka, Kansas 66601.

    During 1998, WRI's principal business consisted of the production, purchase, transmission, distribution and sale of electricity. WRI provided retail electric service to approximately 340,000 industrial, commercial and residential customers in 323 Kansas communities. WRI also provided wholesale electric generation and transmission services to numerous municipal customers located in Kansas and, through interchange agreements, to surrounding integrated systems. WRI's subsidiaries (as defined in the Act) are as follows:

A. Kansas Gas and Electric Company (KGE), a Kansas corporation, with its principal offices at 120 East First Street, Wichita, Kansas, 67201 is a wholly-owned subsidiary of WRI. KGE provides electric services to customers in the southeastern portion of Kansas, including the Wichita metropolitan area. At December 31, 1998, KGE rendered electric services at retail to approximately 280,000 residential, commercial and industrial customers and provided wholesale electric generation and transmission services to numerous municipal customers located in Kansas, and through interchange agreements, to surrounding integrated systems. KGE does not own or operate any gas properties. KGE's subsidiary is as follows:

    1. Wolf Creek Nuclear Operating Corporation ("WCNOC"), a Delaware Corporation, with principal offices at 1550 Oxen Lane, N.E., Burlington, Kansas 66839. WCNOC is owned 47% by KGE and operates the Wolf Creek Generating Station on behalf of the plant's owners.

B. NKC, Inc., a Kansas corporation, with principal offices at 818 South Kansas Avenue, Topeka, Kansas 66612. NKC, Inc., a wholly-owned subsidiary of WRI, is a company established for the acquisition of Kansas City Power & Light Company.

C. The Wing Group, Limited Co., a Delaware corporation, with principal offices at 1610 Woodstead Court, Suite 220, The Woodlands, Texas 77380. The Wing Group, Limited Co., a wholly-owned subsidiary of WRI, is a developer of international power generation projects. The Wing Group's subsidiaries are as follows:

      1. The Wing Group International, Inc., a Cayman Islands corporation with principal offices in the Cayman Islands. The Wing Group International, Inc. is a developer of power generation projects in China.

      2. Wing Capital L.L.C., a Delaware limited liability company with principal offices at 1610 Woodstead Court, Suite 220, The Woodlands, Texas 77380. Wing Capital, L.L.C. is a limited liability company organized to develop municipal power projects in the United States.

      3. Wing Thailand, Inc., is a Delaware corporation with principal offices at 1610 Woodstead Court, Suite 220, The Woodlands, Texas 77380. Wing Thailand, Inc. develops power generation projects in Thailand.

      4. The Wing Group Limited Company PAC, a Delaware corporation with principal offices at 1610 Woodstead Court, Suite 220, The Woodlands, Texas 77380. The Wing Group Limited Company PAC is engaged in those activities which a Political Action Committee may do pursuant to such laws and regulations.

D. Westar Capital, Inc. (Westar Capital), a Kansas corporation with principal offices at 818 South Kansas Avenue, Topeka, Kansas 66612, is a wholly-owned subsidiary of WRI. Westar Capital is a holding company for certain non-regulated business subsidiaries of WRI. Westar Capital's subsidiaries are as follows:

       1. Hanover Compressor Company, a Delaware corporation, with principal offices at 12001 N. Houston Rosslyn, Houston, Texas, 77086. Hanover Compressor Company offers compression services to the natural gas industry. Westar Capital owns approximately 11.15% of Hanover's common stock.

       2. Onsite Energy Corporation, a Delaware corporation with principal offices at 701 Palomar Airport Road, Suite 200, Carlsbad, California 92009. Onsite is a provider of energy-related services to commercial and industrial customers. Westar Capital, Inc. owns approximately 35.28% of Onsite common and convertible preferred stock.

     3. Protection One, Inc., a Delaware corporation, with principal offices at 600 Corporate Pointe, 12th Floor, Culver City, California 90230. Protection One, Inc. is a holding company for monitored security alarm businesses. Westar Capital, Inc. owns approximately 85.44% of Protection One. Protection One, Inc.'s subsidiaries are as follows:

           a. Protection One Acquisition Holding Corporation, a Delaware corporation with principal offices at 600 Corporate Pointe, 12th Floor, Culver City, California 90230. Protection One Acquisition Holding Corp. is a company established in connection with the acquisition of Lifeline Systems. Protection One Acquisition Holding Corporation's subsidiaries are as follows:

               i. P-1 Merger Sub., Inc. (Delaware), a Delaware corporation with principal offices at 600 Corporate Pointe, 12th Floor, Culver City, California 90230. P-1 Merger Sub., Inc. (Delaware) is a company established for the acquisition of Lifeline Systems.

              ii. P-1 Merger Sub, Inc. (Mass.), a Massachusetts corporation with principal offices at 600 Corporate Pointe, 12th Floor, Culver City, California 90230. P-1 Merger Sub., Inc. (Mass.) is a company established for the acquisition of the Lifeline Systems.

           b. Protection One Alarm Monitoring, Inc., a Delaware corporation with principal offices at 600 Corporate Pointe, 12th Floor, Culver City, California 90230. Protection One Alarm Monitoring, Inc. is a provider of home security services. Protection One Alarm Monitoring, Inc.'s subsidiaries are as follows:

               i. Comsec Narragansett Security, Inc., a Delaware corporation with principal offices at 245 Hopmeadow St., Weatogue, CT 06089. Comsec Narragansett Security, Inc.'s subsidiaries are as follows:

                   (1) Comsec Systems, Inc., a Delaware corporation with principal offices at 245 Hopmeadow St., Weatogue, CT 06089.

                   (2) Comsec Systems of Mass, Inc., a Delaware corporation with principal offices at 245 Hopmeadow St., Weatogue, CT 06089.

                   (3) Comsec Systems of Eastern Mass., Inc., a Delaware corporation with principal offices at 245 Hopmeadow St., Weatogue, CT 06089.

              ii. International Alarm Systems, Inc., a Florida corporation with principal offices at 2301 West Sample Road, Building 3, Suite 1B, Pompano Beach, Florida 33073 (International Alarm Systems, Inc. merged into Protection One Alarm Monitoring,Inc. on January 11, 1999).

             iii. Network Multi-Family Security Corporation, a Delaware corporation with principal offices at 14275 Midway Road, Suite 400, Dallas, Texas. Network Multi-Family Security Corporation is a provider of multi-family electronic monitored security services.

              iv. Protection One Alarm Monitoring of Mass., Inc., a Delaware corporation with principal offices at 600 Corporate Pointe, 12th Floor, Culver City, CA 90230.

               v. Protection One International, Inc., a Delaware corporation with principal offices at 600 Corporate Pointe, 12th Floor, Culver City, CA 90230. Protection One International, Inc.'s subsidiaries are as follows:

                   (1) Protection One Canada, Inc., a corporation organized under the laws of Ontario, Canada, with principal offices at 1 Valleybrook Drive, Don Mills, Ontario, M3B 2S7. Protection One Canada, Inc.'s subsidiary is as follows:

                        (a) Canguard, Inc., a corporation organized under the laws of Ontario, Canada, with principal offices at 1 Valleybrook Dr., 1st Floor, Don Mills, Ontario, M3B 2S7 Canada.

                   (2) Protection One France, EURL, a corporation organized under the laws of France, with principal offices at Techno-Parc du Griffon, 840, Route de la Seds, 13127 Vitrolles, France. Protection One France, EURL's subsidiaries are as follows:

                        (a)  Compagnie Europeenne de Telesecurite, S.A.
                             (CET) a corporation organized under the laws of France, with principal offices at 140, boulevard Malesherbes, 75017 Paris, France. CET's subsidiaries are as follows:

                             (i) Actar, a corporation organized under the laws of France, with principal offices at 21, rue Auguste Perret, 94808 Villejuif, France. Actar's subsidiaries are as follows:

                                  (A)  Aldus, a corporation organized under
                                       the laws of France, with principal
                                       offices at Techno-Parc du Griffon, 840,
                                       Route dela Seds, 13127 Vitrolles,
                                       France.

                                  (B)  Surveilance Electronique, a corporation
                                       organized under the laws of France,
                                       with principal offices at 133 route de
                                       Versailles, 92410 Ville d'Avray,
                                       France.

                            (ii) CET Benelux S.A., a corporation organized under the laws of Belgium, with principal offices at 440, boulevard Lambermont, 1030 Brussels, Belgium.

                           (iii) C.E.T. Swisse, a corporation organized under the laws of Switzerland, with principal offices at Nyon, Switzerland.

                            (iv) C.E.T. Technishe Sicherheirsdienste GmbH, a corporation organized under the laws of Germany, with principal offices at Meerbusch, Germany.

                             (v) Croise Laroch, a corporation organized under the laws of France, with principal offices at 140, boulevard Malesherbes, 75017 Paris, France. Croise Laroch's subsidiary is as follows:

                                  (A)  E.S. Beveiliging B.V.B.A., a
                                       corporation organized under the laws of
                                       Belgium, with principal offices at 440,
                                       boulevard Lambremont, 1030 Brussels,
                                       Belgium.

                            (vi) Eurocontact, a corporation organized under the laws of France, with principal offices at Les Docks Atrium 102, 10, Place de la Joliette, 13304 Marseille, Cedex 2.

                           (vii) Europ Telesecurite, a corporation organized under the laws of France, with principal offices at 1, rue de la Bonnette, 92230 Gennevilliers, France.

                          (viii) France Reseau Telesecurite (F.R.T.), a corporation organized under the laws of France, with principal offices at 140, boulevard Malesherbes, 75017 Paris, France.

                   (3) Protection One U.K., Inc., a corporation organized under the laws of the United Kingdom, with principal offices at Protection House, The Loddon Business Centre, Roentgen Road, Basingstoke, Hampshire RG24 8NG, United Kingdom.

              vi. Protection One Investments, Inc., a Delaware corporation, with principal offices at 6225 North State Highway 161, Suite 400, Irving, Texas 75038. Protection One Investments was established for the purpose of holding investments. Protection One Investments, Inc.'s subsidiary is as follows:

                   (1) Response USA, Inc., a Delaware corporation, with principal offices at 11-H Princess Road, Lawrenceville, New Jersey 08648. Response USA is a provider of home security services. Protection One Investments, Inc. owns approximately 11.65% of Response USA, Inc's common stock.

             vii. Security Monitoring Services, Inc., a Florida corporation with principal offices at P.O. Box 800, Longwood Florida.

            viii. Sentry Protective Alarms, Inc., a California corporation, with principal offices at 14227 West 95th Street, Lenexa, Kansas 66215.

      4. Westar Aviation, Inc. a Kansas corporation with principal offices at 818 South Kansas Avenue, Topeka, Kansas 66612. Westar Aviation, Inc. leases and maintains planes for corporate transportation purposes.

      5. Westar Communications, Inc., a Kansas corporation, with principal offices at 1324 S. Kansas Avenue, Topeka, Kansas 66612. Westar Communications, Inc. operates a paging system in Kansas.

      6. Westar Limited Partners, Inc., a Kansas corporation, with principal offices at 818 South Kansas Avenue, Topeka, Kansas 66612. Westar Limited Partners, Inc. participates in limited partnerships and investments of Westar Capital, Inc. Westar Limited Partners, Inc. partnerships are as follows:

          a. Oakwood Manor, L.P., a Kansas limited partnership, is a low income housing project, in which Westar Limited is a 99% limited partner.

          b. Thunderbird Limited, III, L.P., a Kansas limited partnership, is a low income housing project in which Westar Limited is a 82% limited partner.

          c. Thunderbird Montery, L.P., a Kansas limited partnership, is a low income housing project in which Westar Limited is a 99% limited partner.

          d. Valence, L.L.C., a Kansas limited liability company, with principal offices at 7001 Oxford Street, Minneapolis, Minnesota 55426. Valence, L.L.C., develops, manufactures, produces and distributes electronic parts, equipment and products in which Westar Limited has a 40% interest.

      7. Westar Limited Partners II, Inc., a Kansas corporation, with principal offices at 818 South Kansas Avenue, Topeka, Kansas 66612. Westar Limited Partners, Inc. participates in limited partnerships and investments of Westar Capital, Inc.

      8. Wing Colombia, L.L.C., a Delaware limited liability company with principal offices at 1610 Woodstead Court, Suite 220, The Woodlands, Texas 77380. Wing Colombia, L.L.C. is a limited liability company which is a holding company for EWG's. Wing Colombia, LLC's subsidiaries are as follows:

          a. Merilectrica I.S.A., a sociedad anonima organized under the laws of the Republic of Colombia with principal offices in Colombia, South America. This Company is the general partner of Merilectrica I.S.A. Cia S.C.A. E.S.P., an EWG and 36.75% owned by Wing Colombia L.L.C.

          b. TLC International LDC Cayman Is. Ltd, a corporation organized under the laws of the Cayman Islands with principal offices at x/o W.S. Walker & Co., Claredonian House, Georgetown Grand Cayman's, Cayman Islands. This Company is an EWG and 36.75% owned by Wing Colombia L.L.C.

E. Westar Energy, Inc. ("Westar Energy"), a Kansas corporation, with principal offices at 818 South Kansas Avenue, Topeka, Kansas 66612. Westar Energy, Inc. provides energy services to large commercial and industrial customers. Westar Energy's subsidiary is as follows:

    1. Westar Energy Investments, Inc., a Kansas corporation, with principal offices at 818 South Kansas Avenue, Topeka, Kansas 66612. Westar Energy Investments, Inc. holds energy-related investments.

F. Western Resources (Bermuda) Limited, a Bermuda Limited Liability Company with principal offices at Clarendon House, Two Church Street, Hamilton HM 11, Bermuda. Western Resources (Bermuda) Limited is a holding company to hold the interest of WRI in CPI-Western Power Holdings, Ltd. and other potential international projects. Western Resources (Bermuda)'s subsidiaries are as follows:

    1. CPI-Western Power Holdings, Ltd., a Bermuda Limited Liability Company. Western Resources Limited (Bermuda) owns 50% of CPI-Western Power Holdings, Ltd. a master joint venture which develops power generation
        projects in China.   CPI-Western Power Holdings, Ltd's  subsidiaries
        are as follows:

        a. Western Resources International, Limited is a limited liability company organized under the laws of the Cayman Islands. Western Resources International Limited develops power generation projects in China and is a holding company for EWG's in China.

            i. Zhengzhou Dengwai Power Co., Ltd., a corporation organized under the laws of China, with principal offices at Yangcheng Industrial Zone, Dengfeng Industrial Zone, Dengfeng Municipality, Henan Province, People's Republic of China. This company is an EWG and 49% owned by Western Resources International Ltd.

           ii. Zhengzhou Dengyuan Power Co., Ltd., a corporation organized under the laws of China, with principal offices at Yancheng Industrial Zone, Dengfeng Municipality, Henan Province, People's Republic of China. This company is an EWG and 49% owned by Western Resources International Ltd.

          iii. Zhengzhou Huadeng Power Co., Ltd., a corporation organized under the laws of China, with principal offices at Yangcheng Industrial Zone, Dengfeng Industrial Zone, Dengfeng Municipality, Henan Province, People's Republic of China. This company is an EWG and 49% owned by Western Resources International Ltd effective January 1, 1999.

           iv. Zhengzhou Huaxin Power Co., Ltd., a corporation organized under the laws of China, with principal offices at Yancheng Industrial Zone, Dengfeng Industrial Zone, Dengfeng Municipality, Henan Province, People's Republic of China. This company is an EWG and 49% owned by Western Resources International Ltd effective January 1, 1999.

    2. Western Resources I (Cayman Islands) Limited is a limited liability company organized under the laws of the Cayman Islands. Western Resources I (Cayman Islands) Limited was established to develop power generation projects. Western Resources I (Cayman Island) Limited's subsidiary is as follows:

        a. Western Resources II (Cayman Islands) Limited is a limited liability company organized under the laws of the Cayman Islands. Western Resources II (Cayman Islands) Limited was established to develop power generation projects.

G. Western Resources Capital I and II, are Delaware business trusts established for the purpose of issuing securities.

H. Wing Turkey, Inc. is a Delaware corporation with principal offices at 1610 Woodstead Court, Suite 220, The Woodlands, Texas 77380. Wing Turkey, Inc. is a holding company for potential power projects in Turkey. Wing Turkey, Inc.'s subsidiaries are as follows:

    1. Wing International, Limited is a Texas limited liability corporation with principal offices at 1610 Woodstead Court, Suite 220, The Woodlands, Texas 77380. Wing International, Limited is a holding
        company for an EWG in Turkey.   Wing International, Limited's
        investment is in:

        a. Trakya Elektrik Uretim VE Ticaret A.S., a Turkey corporation with principal offices at P.K. 13, Marmara Ereglsi 59740 Tekirdag. This company is an EWG and 9% owned by Wing International Ltd.

I.  Dormant Subsidiaries:

    1.  Contract Compression, Inc., a Texas corporation.

    2.  Gas Service Energy Corporation, a Delaware corporation.

    3.  KPL Funding, Inc., a Kansas corporation.

    4.  Rangeline, Inc., a Kansas corporation.

    5.  The Kansas Power and Light Company, a Kansas corporation.

    6.  The Comfort Zone, Inc., a Kansas corporation.

    7.  Westar Financial Services, Inc., a Kansas corporation.

    8.  WR Services, Inc., a Kansas corporation.

ITEM 2. Description of The Properties of Claimant And Each of Its Subsidiary Public Utility Company Used for the Generation, Transmission, and Distribution of Electric Energy for Sale.

A. The principal electric generating stations of WRI, all of which are located in Kansas, are as follows:
                                                         Accredited
                                                        Capacity - MW
      Name and Location                                 (WRI's Share)

      Coal

      JEC Unit 1, near St. Marys.....................        470
      JEC Unit 2, near St. Marys.....................        474
      JEC Unit 3, near St. Marys.....................        473
      Lawrence Energy Center, near Lawrence..........        572
      Tecumseh Energy Center, near Tecumseh..........        238
            Subtotal.................................      2,227

      Gas/Oil

      Hutchinson Energy Center, near Hutchinson......        406
      Abilene Energy Center, near Abilene............         66
      Tecumseh Energy Center, near Tecumseh..........         41
                  Subtotal...........................        513

      Diesel

      Hutchinson Energy Center ......................         81

      Total Accredited Capacity......................      2,821 MW

    WRI maintains 19 interconnections with other public utilities to permit direct extra-high voltage interchange. WRI is also a member of the Southwest Power Pool, the regional coordinating council for electric utilities throughout the south-central United States.

    WRI owns a transmission and distribution system which enables it to supply its service area. Transmission and distribution lines, in general, are located by permit or easement on public roads and streets or the lands of others. All such transmission and distribution systems are located within the State of Kansas.

B. The principal electric generating stations of KGE, all of which are located in Kansas, are as follows:

                                                             Accredited
                                                            Capacity - MW
      Name and Location                                     (KGE's Share)

      Nuclear

      Wolf Creek, near Burlington .......................        547

      Coal

      LaCygne Unit 1, near LaCygne ......................        343
      LaCygne Unit 2, near LaCygne ......................        334
      JEC Unit 1, near St. Mary's .......................        147
      JEC Unit 2, near St. Mary's .......................        148
      JEC Unit 3, near St. Mary's .......................        148
                  Subtotal...............................      1,120

      Gas/Oil

      Gordon Evans, Wichita .............................        534
      Murray Gill, Wichita...............................        331
                  Subtotal ..............................        865

      Diesel

      Wichita, Wichita...................................          3

      Total Accredited Capacity .........................      2,535 MW

    KGE maintains 17 interconnections with other public utilities to permit direct extra-high voltage interchange. KGE is also a member of the Southwest Power Pool, the regional coordinating council for electric utilities throughout the south-central United States.

    KGE owns a transmission and distribution system which enables it to supply its service area. Transmission and distribution lines, in general, are located by permit or easement on public roads and streets or the lands of others. All such transmission and distribution systems are located within the State of Kansas.



ITEM 3. Information for the Last Calendar Year with Respect to Claimant and Each of its Subsidiary Public Utility Companies.

A.  Number of kwh. of electric energy sold (at retail or wholesale):

    For the year ended December 31, 1998, WRI sold 9,148,059,000 Kwh of electric energy at retail, 3,285,292,000 Kwh of electric energy at wholesale. For the year ended December 31, 1998, KGE sold 8,781,628,000 Kwh of electric energy at retail and 1,540,546,000 Kwh of electric energy at wholesale.

B. Number of kwh. of electric energy distributed at retail outside the State in which each company is organized:

    During 1998, neither WRI nor its subsidiaries distributed or sold electric energy at retail outside the State of Kansas.

C. Number of kwh. of electric energy sold at wholesale outside the State in which each company is organized:

    During 1998, WRI sold, at wholesale, 522,660,672 Kwh of electric energy to adjoining public utilities through interconnections at the Kansas state line. During 1997, KGE sold, at wholesale, 792,112,280 Kwh of electric energy to adjoining public utilities through interconnections at the Kansas state line. During 1998, neither WRI or KGE sold natural or manufactured gas at wholesale outside the state of Kansas or at the Kansas state line.

D. Number of kwh. of electric energy purchased outside the State in which each company is organized:

    During 1998, WRI purchased 866,222,619 Kwh of electric energy from outside the State of Kansas or at the Kansas state line. During 1998, KGE purchased 833,776,000 Kwh of electric energy from outside the State of Kansas or at the Kansas State line.

ITEM 4. Information for the Reporting Period with Respect to Claimant and Each Interest it Holds Directly or Indirectly in an EWG or a Foreign Utility Company.

4.1  Merilectrica/TLC International.

A. Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas:

      Name of EWG:           Merilectrica I S.A.
      Address:               Apartado Aereo 12203
                             Calles 5A #39 Room 194
                             Medellin, Colombia

      Name of EWG            TLC International LDC
      Address:               c/o W. S. Walker & Co.
                             Claredonian house
                             P.O. Box 265
                             Georgetown Grand Cayman's, Cayman Islands
      Location:              Barrancabermeja, Santander, Colombia
      Facility:              160 MW single-cycle gas fired electric generating
                             plant.

B. Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held:

    Wing Colombia, L.L.C., a Delaware limited liability company owns 36.3825% directly and .36382% indirectly of Merilectrica I S.A. & Cia S.C.A. E.S.P., (Merilectrica) a Colombian comandita and operator of the plant, and 36.75% of TLC International LDC, (TLC) a Cayman limited duration company, and owner and lessor of the equipment installed in the plant. Merilectrica leases the equipment from TLC and owns the balance of the plant.

C. Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company:

      Capital Invested:       Approximately US $16,005,627
      Guarantee:              None
      Other Obligations:      Two letters of credit totaling $8,063,495
                              supporting the construction of the project exist under which Westar Capital, Inc., a wholly owned subsidiary of the claimant is ultimately responsible.

D. Capitalization and earnings of the EWG or foreign utility company during the reporting period:

      Capitalization:         Merilectrica -  None
                              TLC - US$14,555,369
      Earnings:               None

E. Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s):

      None

4.2  Zhengzhou Dengwei Power Co.

A. Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas:

      Name of EWG:            Zhengzhou Dengwei Power Co., Ltd.
      Address:                Yangcheng Industrial Zone
                              Dengfeng Industrial Zone,
                              Dengfeng Municipality, Henan Province
      Location:               Dengfeng Municipality, Henan Province, People's
                              Republic of China.
      Facility:               55 MW coal-fired generating unit.

B. Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held:

    Western Resources International Limited acquired a 49% equity interest in Zhenzhou Dengwei Power Co., Ltd., effective January 1, 1998.

C. Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company:

      Capital Invested:       Approximately US$ 5.2 million as registered
                              paid-in capital.  Shareholder loan of
                              approximately US$ 7.9 million payable in equal
                              annual installments over a 10-year term.
      Guarantees:             None
      Other Obligations:      None

D. Capitalization and earnings of the EWG or foreign utility company during the reporting period:

      Capitalization:         None
      Earnings:               US $2.7 million.

E. Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s):

      None

4.3  Zhengzhou Dengyuan Power Co.

A. Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas:

      Name of EWG:            Zhengzhou Dengyuan Power Co. Ltd.
      Address:                Yangcheng Industrial Zone, Dengfeng
                              Municipality, Henan Province, People's Republic
                              of China.
      Location:               Dengfeng Municipality, Henan Province, People's
                              Republic of China.
      Facility:               55 MW coal-fired generating unit.

B. Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held:

    Western Resources International Limited acquired 49% equity interest in Zhengzhou Dengyuan Power Co., Ltd. effective January 1, 1998.

C. Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company:

      Capital Invested:       Approximately US$ 4.9 million cash as registered
                              paid-in capital. Shareholder loan of
                              approximately US$9.8 million payable in equal
                              annual installments over a 10-year term.
      Guarantees:             None
      Other Obligations:      None

D. Capitalization and earnings of the EWG or foreign utility company during the reporting period:

      Capitalization:         None
      Earnings:               US$ 2.5 million.

E. Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s):

      None

4.4  Zhengzhou Huadeng Power Co.

A. Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas:

      Name of EWG:            Zhengzhou Huadeng Power Co. Ltd.
      Address:                Yangcheng Industrial Zone
                              Dengfeng Industrial Zone
                              Dengfeng Municipality, Henan Province, PRC
      Location:               Dengfeng Municipality, Henan Province, People's
                              Republic of China
      Facility:               55 MW coal-fired generating unit

B. Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held:

    Western Resources International Limited acquired a 49% equity interest in Zhengzhou Huadeng Power Co. Ltd., effective January 1, 1999.

C. Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company:

      Capital Invested:       Approximately US$ 4.4 million as registered
                              paid-in capital.
      Guarantees:             None
      Other Obligations:      None

D. Capitalization and earnings of the EWG or foreign utility company during the reporting period:

      Capitalization:         Registered (paid) in Capital (approximately US$
                              8.9 million)
      Earnings:               None

E. Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s):

     None

4.5  Zhengzhou Huaxin Power Co.

A. Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas:

      Name of EWG:            Zhengzhou Huaxin Power Co. Ltd.
      Address:                Yangcheng Industrial Zone
                              Dengfeng Industrial Zone
                              Dengfeng Municipality, Henan Province, PRC
      Location:               Dengfeng Municipality, Henan Province, People's
                              Republic of China
      Facility:               55 MW coal-fired generating unit

B. Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held:

    Western Resources International Limited acquired a 49% equity interest in Zhengzhou Huaxin Power Co. Ltd., effective January 1, 1999.

C. Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company:

      Capital Invested:       Approximately US$ 4.4 million as registered
                              paid-in capital.
      Guarantees:             None
      Other Obligations:      None

D. Capitalization and earnings of the EWG or foreign utility company during the reporting period:

      Capitalization:         Registered (paid-in) Capital (approximately US$
                              8.9 million)
      Earnings:               None

E. Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s):

      None

4.6  Trakya Elektrik Uretim Ve Ticaret A.S.

A. Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas:

      Name of EWG:            Trakya Elektrik Uretim Ve Ticaret A.S.
      Address:                P.K. 13
                              Marmara Ereglsi 59740 Tekirdag
      Location:               Botas Tesisleri Mevkii
                              Sultankoy Beledesi
                              Marmara Ereglisi 59740 Tekirdag
                              Turkey
      Facility:               478 MW combined cycle gas turbine under
                              construction with four 154 kv substations.

B. Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held:

    Wing International, Ltd., a Texas limited liability company owns 9% of the project.

C. Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company:

      Capital Invested:       Approximately US$8,909,769 as paid in capital.
                              Approximately US$1,949,502 subordinated debt.
      Guarantees:             None.
      Other Obligations:      Wing Turkey, Inc. (a wholly-owned subsidiary of
                              the claimant and 99% parent of Wing
                              International, Ltd.) is a party to the Wing
                              Turkey Guarantee Agreement along with Trakya
                              Elektrik and Chase Manhattan Bank (as Offshore
                              Collateral Agent) and ABN AMRO Bank (as Funding
                              Agent). Under this agreement, the equity contributions and subordinated debt contributions, agreed to in the Equity Funding
                              Agreement are guaranteed.

D. Capitalization and earnings of the EWG or foreign utility company during the reporting period:

      Capitalization:         Approximately US$68,158,573
      Earnings:               None.

E. Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s):

      None.

    The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this ____ day of April, 1999.

                                       Western Resources, Inc.


                                       By:  /s/ Richard D. Terrill
                                          Richard D. Terrill
                                          Vice President, Law and
                                          Corporate Secretary

    Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

         Richard D. Terrill
         Vice President, Law and Corporate Secretary
         Western Resources, Inc.
         P.O. Box 889
         818 South Kansas Avenue
         Topeka, Kansas 66601
         (785)575-6322
         (785)575-1936 (FAX)
                                    EXHIBIT A

    A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year:

                                                      Exhibit A-1
                     WESTERN RESOURCES, INC.
                   CONSOLIDATING BALANCE SHEET
                        December 31, 1998
                      (Dollars in Thousands)

                                                               Kansas Gas       Westar
                                                   Western        and           Capital
                                                  Resources     Electric     Consolidated
ASSETS                                                                       (Exhibit A-2)
CURRENT ASSETS:
  Cash and cash equivalents . . . . . . . .      $       (77)  $        41   $     16,313
  Restricted cash . . . . . . . . . . . . .             -             -            11,987
  Accounts receivable (net) . . . . . . . .          882,758       130,918       (467,079)
  Inventories and supplies (net). . . . . .           44,567        43,121          7,902
  Marketable securities . . . . . . . . . .             -             -           288,077
  Deferred tax asset  . . . . . . . . . . .             -             -            49,543
  Tax receivable  . . . . . . . . . . . . .             -             -             5,886
  Prepaid expenses and other. . . . . . . .            8,490        15,097         21,629
    Total Current Assets. . . . . . . . . .          935,738       189,177        (65,742)

PROPERTY, PLANT AND EQUIPMENT, NET. . . . .        1,220,591     2,527,357         47,195

OTHER ASSETS:
  Investment in ONEOK . . . . . . . . . . .          608,467          -             6,627
  Customer accounts (net) . . . . . . . . .             -             -         1,014,428
  Goodwill (net). . . . . . . . . . . . . .             -             -         1,188,253
  Deferred tax asset  . . . . . . . . . . .             -             -            44,028
  Regulatory assets . . . . . . . . . . . .           73,767       290,446           -
  Other . . . . . . . . . . . . . . . . . .        1,935,752        50,991         56,195
    Total Other Assets. . . . . . . . . . .        2,617,986       341,437      2,309,531

TOTAL ASSETS. . . . . . . . . . . . . . . .      $ 4,774,315   $ 3,057,971   $  2,290,984

LIABILITIES
CURRENT LIABILITIES:
  Current maturities of long-term debt. . .      $   125,000   $      -      $     40,838
  Short-term debt . . . . . . . . . . . . .          312,472          -              -
  Accounts payable. . . . . . . . . . . . .          324,140        78,509        251,565
  Accrued liabilities . . . . . . . . . . .          131,646        34,199         86,490
  Accrued income taxes. . . . . . . . . . .          (12,629)       29,599         23,272
  Deferred revenue  . . . . . . . . . . . .             -             -            57,703
  Other . . . . . . . . . . . . . . . . . .           34,061         6,020         45,609
    Total Current Liabilities . . . . . . .          914,690       148,327        505,477

LONG-TERM LIABILITIES:
  Long-term debt (net). . . . . . . . . . .        1,493,338       684,167        877,233
  Western Resources obligated mandatorily
    redeemable preferred securities of
    subsidiary trusts holding solely company
    subordinated debentures . . . . . . . .             -             -              -
  Deferred income taxes and credits . . . .          296,193       785,116        (23,880)
  Minority interests. . . . . . . . . . . .             -             -           205,822
  Deferred gain from sale/leaseback . . . .             -          209,951           -
  Other . . . . . . . . . . . . . . . . . .          116,762        92,165         83,118
    Total Long-term Liabilities . . . . . .        1,906,293     1,771,399      1,142,293

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
  Cumulative preferred and preference stock           24,858          -              -
  Common stock, par value $5 per share,
    85,000,000 authorized shares,
    65,909,442 outstanding shares . . . . .          329,547     1,065,634              5
  Paid-in capital . . . . . . . . . . . . .          775,337          -           283,836
  Retained earnings . . . . . . . . . . . .          823,590        72,611        349,865
  Accumulated other comprehensive income  .             -             -             9,508
    Total Shareholders' Equity  . . . . . .        1,953,332     1,138,245        643,214

TOTAL LIABILITIES & SHAREHOLDERS' EQUITY  .      $ 4,774,315   $ 3,057,971   $  2,290,984

                                                      Exhibit A-1
                     WESTERN RESOURCES, INC.
                   CONSOLIDATING BALANCE SHEET
                        December 31, 1998
                      (Dollars in Thousands)
                           (Continued)

                                                      WR          The          Wing
                                                   Bermuda     Wing Group     Turkey
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents . . . . . . . .      $         26   $       90   $        1
  Restricted cash . . . . . . . . . . . . .              -            -            -
  Accounts receivable (net) . . . . . . . .            (7,832)     (17,069)       3,019
  Inventories and supplies (net). . . . . .              -            -            -
  Marketable securities . . . . . . . . . .              -            -            -
  Deferred tax asset  . . . . . . . . . . .              -            -            -
  Tax receivable  . . . . . . . . . . . . .              -            -            -
  Prepaid expenses and other. . . . . . . .              -               8           14
    Total Current Assets. . . . . . . . . .            (7,806)     (16,971)       3,034

PROPERTY, PLANT AND EQUIPMENT, NET. . . . .              -            -            -

OTHER ASSETS:
  Investment in ONEOK . . . . . . . . . . .              -            -            -
  Customer accounts (net) . . . . . . . . .              -            -            -
  Goodwill (net). . . . . . . . . . . . . .              -            -            -
  Deferred tax asset  . . . . . . . . . . .              -            -            -
  Regulatory assets . . . . . . . . . . . .              -            -            -
  Other . . . . . . . . . . . . . . . . . .             9,996           (4)       4,469
    Total Other Assets. . . . . . . . . . .             9,996           (4)       4,469

TOTAL ASSETS. . . . . . . . . . . . . . . .      $      2,190   $  (16,975)  $    7,503

LIABILITIES
CURRENT LIABILITIES:
  Current maturities of long-term debt. . .      $       -      $     -      $     -
  Short-term debt . . . . . . . . . . . . .              -            -            -
  Accounts payable. . . . . . . . . . . . .              -           2,434         -
  Accrued liabilities . . . . . . . . . . .              -              32         -
  Accrued income taxes. . . . . . . . . . .               358       (2,237)         465
  Deferred revenue  . . . . . . . . . . . .              -            -            -
  Other . . . . . . . . . . . . . . . . . .              -            -            -
    Total Current Liabilities . . . . . . .               358          229          465

LONG-TERM LIABILITIES:
  Long-term debt (net). . . . . . . . . . .              -            -           8,326
  Western Resources obligated mandatorily
    redeemable preferred securities of
    subsidiary trusts holding solely company
    subordinated debentures . . . . . . . .              -            -            -
  Deferred income taxes and credits . . . .           (11,058)     (13,530)        (611)
  Minority interests. . . . . . . . . . . .              -            -            -
  Deferred gain from sale/leaseback . . . .              -            -            -
  Other . . . . . . . . . . . . . . . . . .             1,500       22,700         -
    Total Long-term Liabilities . . . . . .            (9,558)       9,170        7,715

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
  Cumulative preferred and preference stock              -            -            -
  Common stock, par value $5 per share,
    85,000,000 authorized shares,
    65,909,442 outstanding shares . . . . .              -            -            -
  Paid-in capital . . . . . . . . . . . . .            27,590       13,805            2
  Retained earnings . . . . . . . . . . . .           (16,200)     (40,179)        (679)
  Accumulated other comprehensive income  .              -            -            -
    Total Shareholders' Equity  . . . . . .            11,390      (26,374)        (677)

TOTAL LIABILITIES & SHAREHOLDERS' EQUITY  .      $      2,190   $  (16,975)  $    7,503

                                                           Exhibit A-1
                       WESTERN RESOURCES, INC.
                     CONSOLIDATING BALANCE SHEET
                          December 31, 1998
                        (Dollars in Thousands)
                             (Continued)

                                                  Western       Reclassi-                    Western
                                                 Resources      fication    Consolidating   Resources
                                               Capital I & II    Entries       Entries     Consolidated
ASSETS
CURRENT ASSETS
  Cash and cash equivalents . . . . . . . .    $         -     $     -       $     -        $    16,394
  Restricted cash . . . . . . . . . . . . .              -        (11,987)         -               -
  Accounts receivable (net) . . . . . . . .           226,804        -         (528,804)        222,715
  Inventories and supplies (net). . . . . .              -           -             -             95,590
  Marketable securities . . . . . . . . . .              -           -             -            288,077
  Deferred tax asset  . . . . . . . . . . .              -        (49,543)         -               -
  Tax receivable  . . . . . . . . . . . . .              -         (5,886)         -               -
  Prepaid expenses and other. . . . . . . .              -         11,987          -             57,225
    Total Current Assets. . . . . . . . . .           226,804     (55,429)     (528,804)        680,001

PROPERTY, PLANT AND EQUIPMENT, NET. . . . .              -           -              -         3,795,143

OTHER ASSETS:
  Investment in ONEOK . . . . . . . . . . .              -           -              -           615,094
  Customer accounts (net) . . . . . . . . .              -           -              -         1,014,428
  Goodwill (net). . . . . . . . . . . . . .              -           -              -         1,188,253
  Deferred tax asset  . . . . . . . . . . .              -        (44,028)          -              -
  Regulatory assets . . . . . . . . . . . .              -           -              -           364,213
  Other . . . . . . . . . . . . . . . . . .              -           -        (1,763,103)       294,296
    Total Other Assets. . . . . . . . . . .              -        (44,028)    (1,763,103)     3,476,284

TOTAL ASSETS. . . . . . . . . . . . . . . .    $      226,804  $  (99,457)   $(2,291,907)   $ 7,951,428

LIABILITIES
CURRENT LIABILITIES:
  Current maturities of long-term debt. . .    $         -     $     -       $      -       $   165,838
  Short-term debt . . . . . . . . . . . . .              -           -              -           312,472
  Accounts payable. . . . . . . . . . . . .              -           -          (528,814)       127,834
  Accrued liabilities . . . . . . . . . . .              -           -              -           252,367
  Accrued income taxes. . . . . . . . . . .              -         (5,886)          -            32,942
  Deferred revenue  . . . . . . . . . . . .              -           -              -            57,703
  Other . . . . . . . . . . . . . . . . . .              -           -              -            85,690
    Total Current Liabilities . . . . . . .              -         (5,886)      (528,814)     1,034,846

LONG-TERM LIABILITIES:
  Long-term debt (net). . . . . . . . . . .              -           -              -         3,063,064
  Western Resources obligated mandatorily
    redeemable preferred securities of
    subsidiary trusts holding solely company
    subordinated debentures . . . . . . . .           220,000        -              -           220,000
  Deferred income taxes and credits . . . .              -        (93,571)          -           938,659
  Minority interests. . . . . . . . . . . .              -           -              -           205,822
  Deferred gain from sale/leaseback . . . .              -           -              -           209,951
  Other . . . . . . . . . . . . . . . . . .              -           -              -           316,245
    Total Long-term Liabilities . . . . . .           220,000     (93,571)          -         4,953,741

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
  Cumulative preferred and preference stock              -           -              -            24,858
  Common stock, par value $5 per share,
    85,000,000 authorized shares,
    65,909,442 outstanding shares . . . . .             6,804        -        (1,072,442)       329,548
  Paid-in capital . . . . . . . . . . . . .              -           -          (325,233)       775,337
  Retained earnings . . . . . . . . . . . .              -           -          (365,418)       823,590
  Accumulated other comprehensive income  .              -           -              -             9,508
    Total Shareholders' Equity  . . . . . .             6,804        -        (1,763,093)     1,962,841

TOTAL LIABILITIES & SHAREHOLDERS' EQUITY  .    $      226,804  $  (99,457)   $(2,291,907)   $ 7,951,428

                                                           Exhibit A-1
                       WESTERN RESOURCES, INC.
                  CONSOLIDATING STATEMENT OF INCOME
                     Year Ended December 31, 1998
                        (Dollars in Thousands,
                      except Per Share Amounts)

                                                                 Kansas Gas      Westar
                                                    Western         and          Capital
                                                   Resources      Electric    Consolidated
                                                                              (Exhibit A-2)
SALES:
  Energy  . . . . . . . . . . . . . . . . . . .   $   963,238   $   648,379   $      1,355
  Security  . . . . . . . . . . . . . . . . . .          -             -           421,095
    Total Sales . . . . . . . . . . . . . . . .       963,238       648,379        422,450

COST OF SALES:
  Energy  . . . . . . . . . . . . . . . . . . .       541,944       149,359            165
  Security  . . . . . . . . . . . . . . . . . .          -             -           131,791
    Total Cost of Sales . . . . . . . . . . . .       541,944       149,359        131,956

GROSS PROFIT. . . . . . . . . . . . . . . . . .       421,294       499,020        290,494

OPERATING EXPENSES:
  Operating and maintenance expense . . . . . .       151,359       150,501         30,424
  Depreciation and amortization . . . . . . . .        62,526        98,822        117,849
  Selling, general and administrative expense .        70,749        60,277        131,876
  Write-off international development
    activities  . . . . . . . . . . . . . . . .          -             -            26,838
    Total Operating Expenses. . . . . . . . . .       284,634       309,600        306,987

INCOME FROM OPERATIONS. . . . . . . . . . . . .       136,660       189,420        (16,493)

OTHER INCOME (EXPENSE):
  ONEOK investment income . . . . . . . . . . .        41,968          -              -
  Investment earnings . . . . . . . . . . . . .         1,799          -              -
  Intercompany interest revenues. . . . . . . .        21,159          -              -
  Minority interest . . . . . . . . . . . . . .          -             -               382
  Other . . . . . . . . . . . . . . . . . . . .          (293)        8,676          4,453
    Total Other Income (Expense). . . . . . . .        64,633         8,676          4,835

EARNINGS BEFORE INTEREST AND TAXES  . . . . . .       201,293       198,096        (11,658)

INTEREST EXPENSE:
  Interest expense on long-term debt. . . . . .        94,625        45,990         30,240
  Interest expense on short-term debt and other        50,940         3,369         22,401
    Total Interest Expense. . . . . . . . . . .       145,565        49,359         52,641

INCOME BEFORE INCOME TAXES  . . . . . . . . . .        55,728       148,737        (64,299)

INCOME TAXES. . . . . . . . . . . . . . . . . .         7,972        44,971        (12,321)

INCOME BEFORE EXTRAORDINARY GAIN  . . . . . . .        47,756       103,766        (51,978)

EXTRAORDINARY GAIN, NET OF TAX  . . . . . . . .          -             -             1,591

NET INCOME. . . . . . . . . . . . . . . . . . .        47,756       103,766        (50,387)

PREFERRED AND PREFERENCE DIVIDENDS. . . . . . .         3,591          -              -

EARNINGS AVAILABLE FOR COMMON STOCK . . . . . .   $    44,165   $   103,766   $    (50,387)

                                                           Exhibit A-1
                       WESTERN RESOURCES, INC.
                  CONSOLIDATING STATEMENT OF INCOME
                     Year Ended December 31, 1998
                        (Dollars in Thousands,
                      except Per Share Amounts)
                             (Continued)
                                                                                              Western
                                                       WR           The          Wing        Resources
                                                     Bermuda     Wing Group     Turkey     Capital I&II
SALES:
  Energy  . . . . . . . . . . . . . . . . . . .           -            -            -             -
  Security  . . . . . . . . . . . . . . . . . .           -            -            -             -
    Total Sales . . . . . . . . . . . . . . . .           -            -            -             -

COST OF SALES:
  Energy  . . . . . . . . . . . . . . . . . . .           -            -            -             -
  Security  . . . . . . . . . . . . . . . . . .           -            -            -             -
    Total Cost of Sales . . . . . . . . . . . .           -            -            -             -

GROSS PROFIT. . . . . . . . . . . . . . . . . .           -            -            -             -

OPERATING EXPENSES:
  Operating and maintenance expense . . . . . .           -           5,208         -             -
  Depreciation and amortization . . . . . . . .            758          718         -             -
  Selling, general and administrative expense .              2           58          212          -
  Write-off international development
    activities  . . . . . . . . . . . . . . . .         27,042       45,036         -             -
    Total Operating Expenses. . . . . . . . . .         27,802       51,020          212          -

INCOME FROM OPERATIONS. . . . . . . . . . . . .        (27,802)     (51,020)        (212)         -

OTHER INCOME (EXPENSE):
  ONEOK investment income . . . . . . . . . . .           -            -            -             -
  Investment earnings   . . . . . . . . . . . .           -            -            (233)         -
  Intercompany interest revenues. . . . . . . .           -            -            -           18,634
  Minority interest . . . . . . . . . . . . . .           -            -            -             -
  Other . . . . . . . . . . . . . . . . . . . .            902           (2)         231          -
    Total Other Income (Expense). . . . . . . .            902           (2)          (2)       18,634

EARNINGS BEFORE INTEREST AND TAXES. . . . . . .        (26,900)     (51,022)        (214)       18,634

INTEREST EXPENSE:
  Interest expense on long-term debt. . . . . .           -            -            -             -
  Interest expense on short-term debt and other           -            -             273          -
    Total Interest Expense. . . . . . . . . . .           -            -             273          -

INCOME BEFORE INCOME TAXES  . . . . . . . . . .        (26,900)     (51,022)        (487)       18,634

INCOME TAXES. . . . . . . . . . . . . . . . . .        (10,700)     (15,266)         (88)         -

INCOME BEFORE EXTRAORDINARY GAIN  . . . . . . .        (16,200)     (35,756)        (399)       18,634

EXTRAORDINARY GAIN, NET OF TAX  . . . . . . . .           -            -            -             -

NET INCOME. . . . . . . . . . . . . . . . . . .        (16,200)     (35,756)        (399)       18,634

PREFERRED AND PREFERENCE DIVIDENDS. . . . . . .           -            -            -           18,075

EARNINGS AVAILABLE FOR COMMON STOCK . . . . . .   $    (16,200)  $  (35,756)  $     (399)   $      559

                                                           Exhibit A-1
                       WESTERN RESOURCES, INC.
                  CONSOLIDATING STATEMENT OF INCOME
                     Year Ended December 31, 1998
                        (Dollars in Thousands,
                      except Per Share Amounts)
                             (Continued)
                                                              Reclassi-                     Western
                                                  Westar      fication     Consolidating   Resources
                                                  Energy       Entries        Entries     Consolidated
 SALES:
  Energy  . . . . . . . . . . . . . . . . . .          (13)        -               -         1,612,959
  Security  . . . . . . . . . . . . . . . . .         -            -               -           421,095
    Total Sales . . . . . . . . . . . . . . .          (13)        -               -         2,034,054

COST OF SALES:
  Energy  . . . . . . . . . . . . . . . . . .         -            -               -           691,468
  Security  . . . . . . . . . . . . . . . . .         -            -               -           131,791
    Total Cost of Sales . . . . . . . . . . .         -            -               -           823,259

GROSS PROFIT. . . . . . . . . . . . . . . . .          (13)        -               -         1,210,795

OPERATING EXPENSES:
  Operating and maintenance expense . . . . .           15         -               -           337,507
  Depreciation and amortization . . . . . . .         -            -               -           280,673
  Selling, general and administrative expense           11         -               -           263,185
  Write-off international development
    activities  . . . . . . . . . . . . . . .         -            -               -            98,916
    Total Operating Expenses. . . . . . . . .           26         -               -           980,281

INCOME FROM OPERATIONS. . . . . . . . . . . .          (39)        -               -           230,514

OTHER INCOME (EXPENSE):
  ONEOK investment income . . . . . . . . . .         -         (41,968)           -              -
  Investment earnings . . . . . . . . . . . .         -          21,739          (1,566)        21,739
  Intercompany interest revenues. . . . . . .         -            -            (39,793)          -
  Minority interest . . . . . . . . . . . . .         -            -               -               382
  Other . . . . . . . . . . . . . . . . . . .           41       20,229             (30)        34,207
    Total Other Income (Expense). . . . . . .           41         -            (41,389)        56,328

EARNINGS BEFORE INTEREST AND TAXES  . . . . .            2         -            (41,389)       286,842

INTEREST EXPENSE:
  Interest expense on long-term debt. . . . .         -            -               -           170,855
  Interest exp. on short-term debt and other.         -            -            (21,718)        55,265
    Total Interest Expense. . . . . . . . . .         -            -            (21,718)       226,120

INCOME BEFORE INCOME TAXES .  . . . . . . . .            2         -            (19,671)        60,722

INCOME TAXES. . . . . . . . . . . . . . . . .          (11)        -               -            14,557

INCOME BEFORE EXTRAORDINARY GAIN  . . . . . .           13         -            (19,671)        46,165

EXTRAORDINARY GAIN, NET OF TAX  . . . . . . .         -            -               -             1,591

NET INCOME. . . . . . . . . . . . . . . . . .           13         -            (19,671)        47,756

PREFERRED AND PREFERENCE DIVIDENDS. . . . . .         -            -            (18,075)         3,591

EARNINGS AVAILABLE FOR COMMON STOCK . . . . .   $       13   $     -       $     (1,596)  $     44,165

AVERAGE COMMON SHARES OUTSTANDING . . . . . .                                               65,633,743

BASIC EARNINGS PER AVERAGE COMMON SHARE OUTSTANDING:

EARNINGS AVAILABLE FOR COMMON STOCK
  BEFORE EXTRAORDINARY GAIN . . . . . . . . .                                             $       0.65

EXTRAORDINARY GAIN  . . . . . . . . . . . . .                                             $       0.02

EARNINGS AVAILABLE FOR COMMON STOCK . . . . .                                             $       0.67

                                                           Exhibit A-1
                       WESTERN RESOURCES, INC.
             CONSOLIDATING STATEMENT OF RETAINED EARNINGS
                          December 31, 1998
                        (Dollars in Thousands)


                                                         Kansas Gas     Westar
                                              Western       and         Capital
                                             Resources    Electric    Consolidated
                                                                      (Exhibit A-2)
BALANCE AT BEGINNING OF PERIOD
 (Restated) . . . . . . . . . . . . . . .    $ 919,911   $    68,845   $    401,403

ADD:
  Net income. . . . . . . . . . . . . . .       47,756      103,766        (50,387)
    Total . . . . . . . . . . . . . . . .      967,667      172,611        351,016

DEDUCT:
Realignment of Subsidiaries . . . . . . .         -            -             1,151
Cash dividends:
  Preferred and preference stock. . . . .        3,591         -              -
  Common stock. . . . . . . . . . . . . .      140,486      100,000           -
    Total . . . . . . . . . . . . . . . .      144,077      100,000          1,151

BALANCE AT END OF PERIOD. . . . . . . . .   $  823,590   $   72,611   $    349,865


                                                            The
                                                WR          Wing        Wing
                                              Bermuda       Group      Turkey

BALANCE AT BEGINNING OF PERIOD
 (Restated) . . . . . . . . . . . . . . .  $       -      $   (4,423)  $    (280)

ADD:
  Net income. . . . . . . . . . . . . . .       (16,200)     (35,756)       (399)
    Total . . . . . . . . . . . . . . . .       (16,200)     (40,179)       (679)

DEDUCT:
Realignment of Subsidiaries . . . . . . .          -           -           -
Cash dividends:
  Preferred and preference stock. . . . .          -           -           -
  Common stock. . . . . . . . . . . . . .          -           -           -
    Total . . . . . . . . . . . . . . . .          -           -           -

BALANCE AT END OF PERIOD. . . . . . . . .   $   (16,200)  $ (40,179)  $    (679)


                                               Western                                    Western
                                              Resources         Westar   Consolidating   Resources
                                            Capital I & II      Energy      Entries     Consolidated

BALANCE AT BEGINNING OF PERIOD
 (Restated) . . . . . . . . . . . . . . .   $         -      $  (15,694)   $  (449,851)  $    919,911

ADD:
  Net income. . . . . . . . . . . . . . .           18,634           13        (19,671)        47,756
    Total . . . . . . . . . . . . . . . .           18,634      (15,681)      (469,522)       967,667

DEDUCT:
Realignment of subsidiaries . . . . . . .             -           1,352         (2,503)          -
Cash dividends:
  Preferred and preference stock. . . . .           18,075         -           (18,075)         3,591
  Common stock. . . . . . . . . . . . . .              559      (17,033)       (83,526)       140,486
    Total . . . . . . . . . . . . . . . .           18,634      (15,681)      (104,104)       144,077

BALANCE AT END OF PERIOD. . . . . . . . .   $         -      $     -       $  (365,418)  $    823,590

                                                              Exhibit A-2
                          WESTAR CAPITAL, INC.
                       CONSOLIDATING BALANCE SHEET
                            December 31, 1998
                         (Dollars in Thousands)
                                                                Protection      Westar         Westar
                                                   Westar          One          Limited      Financial
                                                   Capital     Consolidated     Partners      Services
ASSETS                                                         (Exhibit A-3)
CURRENT ASSETS:
  Cash and cash equivalents. . . . . . . . .     $     6,232   $     10,025   $       198    $     -
  Restricted cash  . . . . . . . . . . . . .            -            11,987          -             -
  Accounts receivable (net). . . . . . . . .        (526,163)        61,262           609           243
  Inventories and supplies (net) . . . . . .            -             7,895          -             -
  Marketable securities. . . . . . . . . . .         270,307         17,770          -             -
  Deferred tax asset . . . . . . . . . . . .            -            49,543          -             -
  Tax receivable . . . . . . . . . . . . . .            -             5,886          -             -
  Prepaid expenses and other . . . . . . . .          (1,947)        23,472          -             -
    Total Current Assets . . . . . . . . . .        (251,571)       187,840           807           243

PROPERTY, PLANT AND EQUIPMENT, NET . . . . .            -            46,959          -             -

OTHER ASSETS:
  Investment in ONEOK  . . . . . . . . . . .           6,627           -             -             -
  Investment in Protection One   . . . . . .       1,137,730           -             -             -
  Customer accounts (net)  . . . . . . . . .            -         1,014,428          -             -
  Goodwill (net) . . . . . . . . . . . . . .            -         1,187,862          -             -
  Deferred tax asset . . . . . . . . . . . .            -            44,028          -             -
  Other  . . . . . . . . . . . . . . . . . .          73,612         30,202         2,163          -
    Total Other Assets . . . . . . . . . . .       1,217,969      2,276,520         2,163          -

TOTAL ASSETS . . . . . . . . . . . . . . . .     $   966,398   $  2,511,319   $     2,970    $      243


LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Current maturities of long-term debt . . .     $      -      $     40,838   $      -       $     -
  Accounts payable . . . . . . . . . . . . .         230,097         16,374         5,072          -
  Accrued liabilities  . . . . . . . . . . .           9,997         77,412          -             -
  Accrued income taxes . . . . . . . . . . .          26,411           -           (2,153)         -
  Deferred revenue . . . . . . . . . . . . .            -            57,703          -             -
  Other  . . . . . . . . . . . . . . . . . .           1,914         43,664          -             -
    Total Current Liabilities  . . . . . . .         268,419        235,991         2,919          -

LONG-TERM LIABILITIES:
  Long-term debt (net) . . . . . . . . . . .             (1)        926,784          -             -
  Deferred income taxes and credits  . . . .         (22,547)          -           (1,344)            8
  Minority interests . . . . . . . . . . . .            -              -             -             -
  Other  . . . . . . . . . . . . . . . . . .          79,693          3,425          -             -
    Total Long-term Liabilities  . . . . . .          57,145        930,209        (1,344)            8

SHAREHOLDERS' EQUITY:
  Common stock, par value $1 per share . . .               1          1,268             1             1
  Paid-in capital  . . . . . . . . . . . . .         279,280      1,392,256         3,750          -
  Retained earnings  . . . . . . . . . . . .         349,865        (45,829)       (2,356)          234
  Accumulated other comprehensive income . .          11,688         (2,576)         -             -
    Total Shareholders' Equity . . . . . . .         640,834      1,345,119         1,395           235

TOTAL LIABILITIES & SHAREHOLDERS' EQUITY . .     $   966,398   $  2,511,319   $     2,970    $      243

                                                              Exhibit A-2
                          WESTAR CAPITAL, INC.
                       CONSOLIDATING BALANCE SHEET
                            December 31, 1998
                         (Dollars in Thousands)
                               (Continued)
                                                   Westar                                       Westar
                                                  Communica-     Westar      Consolidating      Capital
                                                   tions        Aviation        Entries       Consolidated
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents. . . . . . . . .     $        6    $     (148)    $       -       $     16,313
  Restricted cash  . . . . . . . . . . . . .           -             -                -             11,987
  Accounts receivable (net). . . . . . . . .            301        (2,357)            (974)       (467,079)
  Inventories and supplies (net) . . . . . .              7          -                -              7,902
  Marketable securities. . . . . . . . . . .           -             -                -            288,077
  Deferred tax asset . . . . . . . . . . . .           -             -                -             49,543
  Tax receivable . . . . . . . . . . . . . .           -             -                -              5,886
  Prepaid expenses and other . . . . . . . .             55            49             -             21,629
    Total Current Assets . . . . . . . . . .            369        (2,456)            (974)        (65,742)

PROPERTY, PLANT AND EQUIPMENT, NET . . . . .            236          -                -             47,195

OTHER ASSETS:
  Investment in ONEOK  . . . . . . . . . . .           -             -                -              6,627
  Investment in Protection One . . . . . . .           -             -          (1,137,730)           -
  Customer accounts (net)  . . . . . . . . .           -             -                -          1,014,428
  Goodwill (net) . . . . . . . . . . . . . .            391          -                -          1,188,253
  Deferred tax asset . . . . . . . . . . . .           -             -                -             44,028
  Other  . . . . . . . . . . . . . . . . . .           -             -             (49,782)         56,195
    Total Other Assets . . . . . . . . . . .            391          -          (1,187,512)      2,309,531

TOTAL ASSETS . . . . . . . . . . . . . . . .     $      996    $   (2,456)    $ (1,188,486)   $  2,290,984


LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Current maturities of long-term debt . . .     $     -             -        $       -       $     40,838
  Accounts payable . . . . . . . . . . . . .             33           (11)            -            251,565
  Accrued liabilities  . . . . . . . . . . .             45            10             (974)         86,490
  Accrued income taxes . . . . . . . . . . .             (9)         (977)            -             23,272
  Deferred revenue . . . . . . . . . . . . .           -             -                -             57,703
  Other  . . . . . . . . . . . . . . . . . .             31          -                -             45,609
    Total Current Liabilities  . . . . . . .            100          (978)            (974)        505,477

LONG-TERM LIABILITIES:
  Long-term debt (net) . . . . . . . . . . .           -             -             (49,550)        877,233
  Deferred income taxes and credits  . . . .              3          -                -            (23,880)
  Minority interests . . . . . . . . . . . .           -             -             205,822         205,822
  Other  . . . . . . . . . . . . . . . . . .           -             -                -             83,118
    Total Long-term Liabilities  . . . . . .              3          -             156,272       1,142,293

SHAREHOLDERS' EQUITY:
  Common stock, par value $1 per share . . .              1             1           (1,268)              5
  Paid-in capital  . . . . . . . . . . . . .            806          -          (1,392,256)        283,836
  Retained earnings  . . . . . . . . . . . .             86        (1,479)          49,344         349,865
  Accumulated other comprehensive income . .           -             -                 396           9,508
    Total Shareholders' Equity . . . . . . .            893        (1,478)      (1,343,784)        643,214

TOTAL LIABILITIES & SHAREHOLDERS' EQUITY . .     $      996    $   (2,456)    $ (1,188,486)   $  2,290,984

                                                              Exhibit A-2
                          WESTAR CAPITAL, INC.
                   CONSOLIDATING STATEMENT OF INCOME
                      Year Ended December 31, 1998
                         (Dollars in Thousands)

                                                                 Protection       Westar        Westar
                                                    Westar          One           Limited      Financial
                                                    Capital     Consolidated     Partners       Services
                                                                (Exhibit A-3)
SALES:
  Energy. . . . . . . . . . . . . . . . . . . .   $      -      $       -      $       -      $       -
  Security. . . . . . . . . . . . . . . . . . .          -           421,095           -              -
    Total Sales . . . . . . . . . . . . . . . .          -           421,095           -              -

COST OF SALES:
  Energy. . . . . . . . . . . . . . . . . . . .          -              -              -              -
  Security. . . . . . . . . . . . . . . . . . .          -           131,791           -              -
    Total Cost of Sales . . . . . . . . . . . .          -           131,791           -              -

GROSS PROFIT. . . . . . . . . . . . . . . . . .          -           289,304           -              -

OPERATING EXPENSES:
  Operating and maintenance expense . . . . . .        10,026         20,298              1           -
  Depreciation and amortization . . . . . . . .           130        117,651           -              -
  Selling, general and administrative expense .        13,317        115,198             (1)          -
  Write-off international development
    activities  . . . . . . . . . . . . . . . .        26,838           -              -              -
    Total Operating Expenses. . . . . . . . . .        50,311        253,147           -              -

INCOME FROM OPERATIONS. . . . . . . . . . . . .       (50,311)        36,157           -              -

OTHER INCOME (EXPENSE):
  Investment earnings . . . . . . . . . . . . .        (3,458)          -              -              -
  Minority interest . . . . . . . . . . . . . .          -              -              -              -
  Other . . . . . . . . . . . . . . . . . . . .        10,431         20,570         (2,002)          -
    Total Other Income (Expense). . . . . . . .         6,973         20,570         (2,002)          -

EARNINGS BEFORE INTEREST AND TAXES  . . . . . .       (43,338)        56,727         (2,002)          -

INTEREST EXPENSE:
  Interest expense on long-term debt. . . . . .          -            33,869           -              -
  Interest expense on short-term debt and other        21,159         22,121           -              -
    Total Interest Expense. . . . . . . . . . .        21,159         55,990           -              -

INCOME BEFORE INCOME TAXES. . . . . . . . . . .       (64,497)           737         (2,002)          -

INCOME TAXES. . . . . . . . . . . . . . . . . .       (14,110)         4,791         (2,056)          -

INCOME BEFORE EXTRAORDINARY GAIN  . . . . . . .       (50,387)        (4,054)            54           -

EXTRAORDINARY GAIN, NET OF TAX  . . . . . . . .          -             1,591           -              -

NET INCOME. . . . . . . . . . . . . . . . . . .       (50,387)        (2,463)            54           -

PREFERRED AND PREFERENCE DIVIDENDS. . . . . . .          -              -              -              -

EARNINGS AVAILABLE FOR COMMON STOCK . . . . . .   $   (50,387)  $     (2,463)  $         54   $       -

TABLE

                                                              Exhibit A-2
                          WESTAR CAPITAL, INC.
                   CONSOLIDATING STATEMENT OF INCOME
                      Year Ended December 31, 1998
                         (Dollars in Thousands)
                               (Continued)

                                                  Westar                                   Westar
                                                 Communica-    Westar     Consolidating    Capital
                                                  tions       Aviation       Entries     Consolidated
SALES:
  Energy. . . . . . . . . . . . . . . . . . .   $    1,355   $     -      $       -      $      1,355
  Security. . . . . . . . . . . . . . . . . .         -            -              -           421,095
    Total Sales . . . . . . . . . . . . . . .        1,355         -              -           422,450

COST OF SALES:
  Energy. . . . . . . . . . . . . . . . . . .          165         -              -               165
  Security. . . . . . . . . . . . . . . . . .         -            -              -           131,791
    Total Cost of Sales . . . . . . . . . . .          165         -              -           131,956

GROSS PROFIT. . . . . . . . . . . . . . . . .        1,190         -              -           290,494

OPERATING EXPENSES:
  Operating and maintenance expense . . . . .           46           53           -            30,424
  Depreciation and amortization . . . . . . .           68         -              -           117,849
  Selling, general and administrative expense          958        2,404           -           131,876
  Write-off international development
    activities  . . . . . . . . . . . . . . .         -            -              -            26,838
    Total Operating Expenses. . . . . . . . .        1,072        2,457           -           306,987

INCOME FROM OPERATIONS. . . . . . . . . . . .          118       (2,457)          -           (16,493)

OTHER INCOME (EXPENSE):
  Investment earnings . . . . . . . . . . . .         -            -             3,458           -
  Minority interest . . . . . . . . . . . . .         -            -               382           382
  Other . . . . . . . . . . . . . . . . . . .          (38)        -           (24,508)         4,453
    Total Other Income (Expense). . . . . . .          (38)        -           (20,668)         4,835

EARNINGS BEFORE INTEREST AND TAXES  . . . . .           80       (2,457)       (20,668)       (11,658)

INTEREST EXPENSE:
  Interest expense on long-term debt. . . . .         -            -            (3,629)        30,240
  Interest exp. on short-term debt and other.         -            -           (20,879)        22,401
    Total Interest Expense. . . . . . . . . .         -            -           (24,508)        52,641

INCOME BEFORE INCOME TAXES. . . . . . . . . .           80       (2,457)         3,840        (64,299)

INCOME TAXES. . . . . . . . . . . . . . . . .           32         (978)          -           (12,321)

INCOME BEFORE EXTRAORDINARY GAIN  . . . . . .           48       (1,479)         3,840        (51,978)

EXTRAORDINARY GAIN, NET OF TAX  . . . . . . .         -            -              -             1,591

NET INCOME. . . . . . . . . . . . . . . . . .           48       (1,479)         3,840        (50,387)

PREFERRED AND PREFERENCE DIVIDENDS. . . . . .         -            -              -              -

EARNINGS AVAILABLE FOR COMMON STOCK . . . . .   $       48   $   (1,479)  $      3,840   $    (50,387)

TABLE

                                                              Exhibit A-2
                          WESTAR CAPITAL, INC.
              CONSOLIDATING STATEMENT OF RETAINED EARNINGS
                            December 31, 1998
                         (Dollars in Thousands)

                                                             Protection                  Westar
                                                Westar          One          Network     Limited
                                                Capital     Consolidated   Holding Inc   Partners
BALANCE AT BEGINNING OF PERIOD (Restated) . . $   401,403   $    (43,366)  $       565   $ (2,410)

ADD:
  Net income. . . . . . . . . . . . . . . . .     (50,387)        (2,463)         -            54
    Total . . . . . . . . . . . . . . . . . .     351,016        (45,829)          565     (2,356)

DEDUCT:
Realignment of subsidiaries . . . . . . . . .       1,151           -              565       -
Cash dividends:
  Preferred and preference stock. . . . . . .        -              -             -          -
  Common stock. . . . . . . . . . . . . . . .        -              -             -          -
    Total . . . . . . . . . . . . . . . . . .       1,151           -              565       -

BALANCE AT END OF PERIOD. . . . . . . . . . . $   349,865   $    (45,829)  $      -      $ (2,356)




                                                Westar        Westar
                                               Financial     Communica-      Westar
                                               Services       tions          Aviation
BALANCE AT BEGINNING OF PERIOD (Restated) . . $      234     $      60      $     -

ADD:
  Net income. . . . . . . . . . . . . . . . .       -               48          (1,479)
    Total . . . . . . . . . . . . . . . . . .        234           108          (1,479)

DEDUCT:
Realignment of subsidiaries . . . . . . . . .        -              22            -
Cash dividends:
  Preferred and preference stock. . . . . . .        -            -               -
  Common stock. . . . . . . . . . . . . . . .       -             -               -
    Total . . . . . . . . . . . . . . . . . .       -               22            -

BALANCE AT END OF PERIOD. . . . . . . . . . . $      234     $      86      $   (1,479)




                                                                Westar
                                              Consolidating     Capital
                                                 Entries      Consolidated
BALANCE AT BEGINNING OF PERIOD (Restated) . . $     44,917   $    401,403

ADD:
  Net income. . . . . . . . . . . . . . . . .         3,840        (50,387)
    Total . . . . . . . . . . . . . . . . . .        48,757        351,016

DEDUCT:
Realignment of subsidiaries . . . . . . . . .          (587)         1,151
Cash dividends:
  Preferred and preference stock. . . . . . .          -              -
  Common stock. . . . . . . . . . . . . . . .          -              -
    Total . . . . . . . . . . . . . . . . . .          (587)         1,151

BALANCE AT END OF PERIOD. . . . . . . . . . . $      49,344   $    349,865

TABLE

                                                              Exhibit A-3
                          PROTECTION ONE, INC.
                       CONSOLIDATING BALANCE SHEET
                            December 31, 1998
                         (Dollars in Thousands)
                                                   Protection         Network       Protection One
                                                   One Alarm        Multi-Family     International,
                                                Monitoring, Inc.   Security Corp.         Inc.
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents. . . . . . . . .       $     4,425       $       277     $      5,323
  Restricted cash  . . . . . . . . . . . . .            11,987              -                -
  Accounts receivable (net). . . . . . . . .            41,710             3,143           15,776
  Inventories and supplies (net) . . . . . .             4,245             3,361              289
  Marketable securities. . . . . . . . . . .            17,770              -                -
  Deferred tax asset   . . . . . . . . . . .              -                 -                -
  Tax receivable . . . . . . . . . . . . . .             5,886              -                -
  Prepaid expenses and other . . . . . . . .            18,581               217            4,674
    Total Current Assets . . . . . . . . . .           104,604             6,998           26,062

PROPERTY, PLANT AND EQUIPMENT, NET . . . . .            39,406             1,237            6,316

OTHER ASSETS:
  Customer accounts (net) . . . . . . . . .            925,683            18,235           70,505
  Goodwill (net). . . . . . . . . . . . . .            856,512           197,069          165,798
  Deferred tax asset  . . . . . . . . . . .            131,790              -                -
  Other . . . . . . . . . . . . . . . . . .            191,078              -              32,620
    Total Other Assets. . . . . . . . . . .          2,105,063           215,304          268,923

TOTAL ASSETS. . . . . . . . . . . . . . . .        $ 2,249,073       $   223,539     $    301,301


LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Current maturities of long-term debt. . .        $    13,089       $      -        $       -
  Accounts payable. . . . . . . . . . . . .              5,168             2,697            8,509
  Accrued liabilities . . . . . . . . . . .             39,789             6,907           16,710
  Deferred security revenues. . . . . . . .             55,969              -               1,734
  Other . . . . . . . . . . . . . . . . . .             43,595              -              41,818
    Total Current Liabilities . . . . . . .            157,610             9,604           68,771

LONG-TERM LIABILITIES:
  Long-term debt (net). . . . . . . . . . .            649,690           221,841            2,550
  Other . . . . . . . . . . . . . . . . . .             37,917             1,722           57,068
    Total Long-term Liabilities . . . . . .            687,607           223,563           59,618

SHAREHOLDERS' EQUITY:
  Preferred stock, par value $.10 per share                  2               -               -
  Common stock, par value $.01 per share. .              1,268                 1             -
  Paid-in capital . . . . . . . . . . . . .          1,442,761               -            170,290
  Retained earnings . . . . . . . . . . . .            (38,570)           (9,629)           4,078
  Accumulated other comprehensive income  .             (1,605)             -              (1,456)
    Total Shareholders' Equity . . . . . . .         1,403,856            (9,628)         172,912

TOTAL LIABILITIES & SHAREHOLDERS' EQUITY . .       $ 2,249,073       $   223,539     $    301,301

                                                              Exhibit A-3
                          PROTECTION ONE, INC.
                       CONSOLIDATING BALANCE SHEET
                            December 31, 1998
                         (Dollars in Thousands)
                               (Continued)
                                                                  Protection
                                                 Consolidating       One
                                                     Entries      Consolidated
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents. . . . . . . . .      $       -       $     10,025
  Restricted cash  . . . . . . . . . . . . .              -             11,987
  Accounts receivable (net). . . . . . . . .               633          61,262
  Inventories and supplies (net) . . . . . .              -              7,895
  Marketable securities. . . . . . . . . . .              -             17,770
  Deferred tax asset . . . . . . . . . . . .            49,543          49,543
  Tax receivable . . . . . . . . . . . . . .              -              5,886
  Prepaid expenses and other . . . . . . . .              -             23,472
    Total Current Assets . . . . . . . . . .            50,176         187,840

PROPERTY, PLANT AND EQUIPMENT, NET . . . . .              -             46,959

OTHER ASSETS:
  Customer accounts (net)  . . . . . . . . .                 5       1,014,428
  Goodwill (net) . . . . . . . . . . . . . .           (31,517)      1,187,862
  Deferred tax asset . . . . . . . . . . . .           (87,762)         44,028
  Other  . . . . . . . . . . . . . . . . . .          (193,496)         30,202
    Total Other Assets . . . . . . . . . . .          (312,770)      2,276,520

TOTAL ASSETS . . . . . . . . . . . . . . . .      $   (262,594)   $  2,511,319


LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Current maturities of long-term debt . . .      $     27,749    $     40,838
  Accounts payable . . . . . . . . . . . . .              -             16,374
  Accrued liabilities  . . . . . . . . . . .            14,006          77,412
  Deferred security revenues . . . . . . . .              -             57,703
  Other  . . . . . . . . . . . . . . . . . .           (41,749)         43,664
    Total Current Liabilities  . . . . . . .                 6         235,991

LONG-TERM LIABILITIES:
  Long-term debt (net) . . . . . . . . . . .            52,703         926,784
  Other  . . . . . . . . . . . . . . . . . .           (93,282)          3,425
    Total Long-term Liabilities  . . . . . .           (40,579)        930,209

SHAREHOLDERS' EQUITY:
  Preferred stock, par value $.10 per share                 (2)           -
  Common stock, par value $.01 per share . .                (1)          1,268
  Paid-in capital  . . . . . . . . . . . . .          (220,795)      1,392,256
  Retained earnings  . . . . . . . . . . . .            (1,708)        (45,829)
  Accumulated other comprehensive income . .               485          (2,576)
    Total Shareholders' Equity . . . . . . .          (222,021)      1,345,119

TOTAL LIABILITIES & SHAREHOLDERS' EQUITY . .      $   (262,594)   $  2,511,319

TABLE

                                                              Exhibit A-3
                          PROTECTION ONE, INC.
                   CONSOLIDATING STATEMENT OF INCOME
                      Year Ended December 31, 1998
                         (Dollars in Thousands)

                                                     Protection         Network       Protection One
                                                     One Alarm        Multi-Family    International,
                                                  Monitoring, Inc.   Security Corp.        Inc.
SALES:
  Energy. . . . . . . . . . . . . . . . . . . .      $      -           $      -       $       -
  Security. . . . . . . . . . . . . . . . . . .          348,927             33,417          38,751
    Total Sales . . . . . . . . . . . . . . . .          348,927             33,417          38,751

COST OF SALES:
  Energy. . . . . . . . . . . . . . . . . . . .             -                  -               -
  Security. . . . . . . . . . . . . . . . . . .          110,412             12,379           9,000
    Total Cost of Sales . . . . . . . . . . . .          110,412             12,379           9,000

GROSS PROFIT. . . . . . . . . . . . . . . . . .          238,515             21,038          29,751

OPERATING EXPENSES:
  Operating and maintenance expense . . . . . .           20,290               -                  8
  Depreciation and amortization . . . . . . . .          107,478              6,162           4,011
  Selling, general and administrative expense .           92,570              7,059          15,569
    Total Operating Expenses. . . . . . . . . .          220,338             13,221          19,588

INCOME FROM OPERATIONS. . . . . . . . . . . . .           18,177              7,817          10,163

OTHER INCOME (EXPENSE):
  Investment earnings . . . . . . . . . . . . .           (5,551)              -               -
  Other . . . . . . . . . . . . . . . . . . . .           20,481               -                 89
    Total Other Income (Expense). . . . . . . .           14,930               -                 89

EARNINGS BEFORE INTEREST AND TAXES  . . . . . .           33,107              7,817          10,252

INTEREST EXPENSE:
  Interest expense on long-term debt. . . . . .           30,347               -              3,522
  Interest expense on short-term debt and other            9,094             13,027            -
    Total Interest Expense. . . . . . . . . . .           39,441             13,027           3,522

INCOME BEFORE INCOME TAXES. . . . . . . . . . .           (6,334)            (5,210)          6,730

INCOME TAXES. . . . . . . . . . . . . . . . . .           (2,280)             4,419           2,652

INCOME BEFORE EXTRAORDINARY GAIN  . . . . . . .           (4,054)            (9,629)          4,078

EXTRAORDINARY GAIN, NET OF TAX  . . . . . . . .            1,591               -               -

NET INCOME. . . . . . . . . . . . . . . . . . .           (2,463)            (9,629)          4,078

PREFERRED AND PREFERENCE DIVIDENDS. . . . . . .             -                  -               -

EARNINGS AVAILABLE FOR COMMON STOCK . . . . . .      $    (2,463)       $    (9,629)   $      4,078

TABLE

                                                              Exhibit A-3
                          PROTECTION ONE, INC.
                   CONSOLIDATING STATEMENT OF INCOME
                      Year Ended December 31, 1998
                         (Dollars in Thousands)
                               (Continued)

                                                                  Protection
                                                  Consolidating       One
                                                      Entries     Consolidated
SALES:
  Energy. . . . . . . . . . . . . . . . . . . .   $       -      $       -
  Security. . . . . . . . . . . . . . . . . . .           -           421,095
    Total Sales . . . . . . . . . . . . . . . .           -           421,095

COST OF SALES:
  Energy. . . . . . . . . . . . . . . . . . . .           -              -
  Security. . . . . . . . . . . . . . . . . . .           -           131,791
    Total Cost of Sales . . . . . . . . . . . .           -           131,791

GROSS PROFIT. . . . . . . . . . . . . . . . . .           -           289,304

OPERATING EXPENSES:
  Operating and maintenance expense . . . . . .           -            20,298
  Depreciation and amortization . . . . . . . .           -           117,651
  Selling, general and administrative expense .           -           115,198
    Total Operating Expenses. . . . . . . . . .           -           253,147

INCOME FROM OPERATIONS. . . . . . . . . . . . .           -            36,157

OTHER INCOME (EXPENSE):
  Investment earnings . . . . . . . . . . . . .          5,551           -
  Other . . . . . . . . . . . . . . . . . . . .           -            20,570
    Total Other Income (Expense). . . . . . . .          5,551         20,570

EARNINGS BEFORE INTEREST AND TAXES  . . . . . .          5,551         56,727

INTEREST EXPENSE:
  Interest expense on long-term debt. . . . . .           -            33,869
  Interest expense on short-term debt and other           -            22,121
    Total Interest Expense. . . . . . . . . . .           -            55,990

INCOME BEFORE INCOME TAXES. . . . . . . . . . .          5,551            737

INCOME TAXES. . . . . . . . . . . . . . . . . .           -             4,791

INCOME BEFORE EXTRAORDINARY GAIN  . . . . . . .          5,551         (4,054)

EXTRAORDINARY GAIN, NET OF TAX  . . . . . . . .           -             1,591

NET INCOME. . . . . . . . . . . . . . . . . . .          5,551         (2,463)

PREFERRED AND PREFERENCE DIVIDENDS. . . . . . .           -              -

EARNINGS AVAILABLE FOR COMMON STOCK . . . . . .   $      5,551   $     (2,463)

TABLE

                                                              Exhibit A-3
                          PROTECTION ONE, INC.
              CONSOLIDATING STATEMENT OF RETAINED EARNINGS
                            December 31, 1998
                         (Dollars in Thousands)

                                                 Protection          Network        Protection One
                                                 One Alarm         Multi-Family     International,
                                              Monitoring, Inc.    Security Corp.         Inc.
BALANCE AT BEGINNING OF PERIOD (Restated) . .   $   (41,658)        $     -           $      -

ADD:
  Net income. . . . . . . . . . . . . . . . .        (2,463)            (9,629)             4,078
    Total . . . . . . . . . . . . . . . . . .       (44,121)            (9,629)             4,078

DEDUCT:
Realignment of subsidiaries . . . . . . . . .        (5,551)              -                  -
Cash dividends:
  Preferred and preference stock. . . . . . .          -                  -                  -
  Common stock. . . . . . . . . . . . . . . .          -                  -                  -
    Total . . . . . . . . . . . . . . . . . .        (5,551)               -                  -

BALANCE AT END OF PERIOD. . . . . . . . . . .   $   (38,570)        $   (9,629)       $     4,078



                                                                            Protection
                                                           Consolidating       One
                                              Centennial      Entries      Consolidated
BALANCE AT BEGINNING OF PERIOD (Restated) . . $  (16,612)  $      14,904   $    (43,366)

ADD:
  Net income. . . . . . . . . . . . . . . . .       -              5,551         (2,463)
    Total . . . . . . . . . . . . . . . . . .    (16,612)         20,455        (45,829)

DEDUCT:
Realignment of subsidiaries . . . . . . . . . .  (16,612)         22,163           -
Cash dividends:
  Preferred and preference stock. . . . . . .       -               -              -
  Common stock. . . . . . . . . . . . . . . .       -               -              -
    Total . . . . . . . . . . . . . . . . . .    (16,612)           -              -

BALANCE AT END OF PERIOD. . . . . . . . . . . $     -      $      (1,708)  $    (45,829)

                           WESTERN RESOURCES, INC.
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Description of Business: Western Resources, Inc. (the company) is a publicly traded consumer services company. The company's primary business activities are providing electric generation, transmission and distribution services to approximately 620,000 customers in Kansas and providing monitored services to approximately 1.5 million customers in North America, the United Kingdom and Continental Europe. In addition, through the company's 45% ownership interest in ONEOK, Inc. (ONEOK), natural gas transmission and distribution services are provided to approximately 1.4 million customers in Oklahoma and Kansas. Rate regulated electric service is provided by KPL, a division of the company and Kansas Gas and Electric Company (KGE), a wholly-owned subsidiary. Monitored services are provided by Protection One, Inc. (Protection One), a publicly-traded, approximately 85%-owned subsidiary.

    Principles of Consolidation: The company prepares its financial statements in conformity with generally accepted accounting principles. The accompanying consolidated financial statements include the accounts of Western Resources and its wholly-owned and majority-owned subsidiaries. All material intercompany accounts and transactions have been eliminated. Common stock investments that are not majority-owned are accounted for using the equity method when the company's investment allows it the ability to exert significant influence.

    The company currently applies accounting standards for its rate regulated electric business that recognize the economic effects of rate regulation in accordance with Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation", (SFAS 71) and, accordingly, has recorded regulatory assets and liabilities when required by a regulatory order or when it is probable, based on regulatory precedent, that future rates will allow for recovery of a regulatory asset.

    The financial statements require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, to disclose contingent assets and liabilities at the balance sheet dates and to report amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    Cash and Cash Equivalents: The company considers highly liquid collateralized debt instruments purchased with a maturity of three months or less to be cash equivalents.

    Available-for-sale Securities: The company classifies marketable equity securities accounted for under the cost method as available-for-sale. These securities are reported at fair value based on quoted market prices. Cumulative unrealized gains and losses, net of the related tax effect, are reported as a separate component of shareholders' equity until realized. Current changes in unrealized gains and losses are reported as a component of other comprehensive income.

    At December 31, 1998, an unrealized gain of $10 million (net of deferred taxes of $12 million) was included in shareholders' equity. These securities had a fair value of approximately $288 million and a cost of approximately $266 million at December 31, 1998. At December 31, 1997, an unrealized gain of
$12 million (net of deferred taxes of $13 million) was included in shareholders' equity. These securities had a fair value of approximately $75 million and a cost of approximately $50 million at December 31, 1997.

    Property, Plant and Equipment: Property, plant and equipment is stated at cost. For utility plant, cost includes contracted services, direct labor and materials, indirect charges for engineering, supervision, general and administrative costs and an allowance for funds used during construction (AFUDC). The AFUDC rate was 6.00% in 1998, 5.80% in 1997 and 5.70% in 1996.
The cost of additions to utility plant and replacement units of property are capitalized. Maintenance costs and replacement of minor items of property are charged to expense as incurred. When units of depreciable property are retired, they are removed from the plant accounts and the original cost plus removal charges less salvage value are charged to accumulated depreciation.
Inventories and supplies for the company's utility business are stated at average cost.

    In accordance with regulatory decisions made by the Kansas Corporation Commission (KCC), the acquisition premium of approximately $801 million resulting from the acquisition of KGE in 1992 is being amortized over 40 years. The acquisition premium is classified as electric plant in service. Accumulated amortization as of December 31, 1998 and 1997 totaled $68.0 million and $47.9 million, respectively.

    Depreciation: Utility plant is depreciated on the straight-line method at rates approved by regulatory authorities. Utility plant is depreciated on an average annual composite basis using group rates that approximated 2.88% during 1998, 2.89% during 1997 and 2.97% during 1996. Nonutility property, plant and equipment of approximately $62 million at December 31, 1998 is depreciated on a straight-line basis over the estimated useful lives of the related assets.

    Fuel Costs: The cost of nuclear fuel in process of refinement, conversion, enrichment and fabrication is recorded as an asset at original cost and is amortized to expense based upon the quantity of heat produced for the generation of electricity.
The accumulated amortization of nuclear fuel in the reactor at December 31, 1998 and 1997, was $39.5 million and $20.9 million, respectively.

    Customer Accounts: Customer accounts are stated at cost. The cost includes amounts paid to dealers and the estimated fair value of accounts acquired in business acquisitions. Internal costs incurred in support of acquiring customer accounts are expensed as incurred.

    The cost of customer accounts is amortized on a straight-line basis over a 10-year period. It is Protection One's policy to evaluate acquired customer account loss on a quarterly basis utilizing historical loss rates for the customer accounts in total and, when necessary, adjust amortization over the remaining useful life. The Securities and Exchange Commission (SEC) staff has questioned the appropriateness of the current accounting method which Protection One believes is consistent with industry practices. A significant change in the amortization method would likely have a material effect on the company's results of operations. The accumulated amortization of customer accounts as of December 31, 1998 and 1997 was approximately $117 million and $29 million, respectively.

    Goodwill: Goodwill, which represents the excess of the purchase price over the fair value of net assets acquired, is generally amortized on a straight-line basis over 40 years. The accumulated amortization of goodwill as of December 31, 1998 and 1997 approximated $32 million and $9 million, respectively.

    Regulatory Assets and Liabilities: Regulatory assets represent probable future revenue associated with certain costs that will be recovered from customers through the ratemaking process. The company has recorded these regulatory assets in accordance with SFAS 71. If the company were required to terminate application of that statement for all of its regulated operations, the company would have to record the amounts of all regulatory assets and liabilities in its Consolidated Statements of Income at that time. The company's earnings would be reduced by the total amount in the table below, net of applicable income taxes. Regulatory assets reflected in the consolidated financial statements are as follows:

     December 31,                                1998          1997
                                               (Dollars in Thousands)
     Recoverable taxes. . . . . . . . . . . .  $205,416      $212,996
     Debt issuance costs. . . . . . . . . . .    73,635        75,336
     Deferred employee benefit costs. . . . .    36,128        37,875
     Deferred plant costs . . . . . . . . . .    30,657        30,979
     Coal contract settlement costs . . . . .    12,259        16,032
     Other regulatory assets, . . . . . . . .     6,118         7,203
      Total regulatory assets . . . . . . . .  $364,213      $380,421

    Recoverable income taxes: Recoverable income taxes represent amounts due from customers for accelerated tax benefits which have been previously flowed through to customers and are expected to be recovered in the future as the accelerated tax benefits reverse.

    Debt issuance costs: Debt reacquisition expenses are amortized over the remaining term of the reacquired debt or, if refinanced, the term of the new debt. Debt issuance costs are amortized over the term of the associated debt.

        Deferred employee benefit costs: Deferred employee benefit costs are expected to be recovered from income generated through the company's Affordable Housing Tax Credit investment program.

    Deferred plant costs: Disallowances related to the Wolf Creek nuclear generating facility.

    Coal contract settlement costs: The company deferred costs associated with the termination of certain coal purchase contracts. These costs are being amortized over periods ending in 2002 and 2013.

    The company expects to recover all of the above regulatory assets in rates. A return is allowed on deferred plant costs and coal contract settlement costs and approximately $53 million of debt issuance costs.

    Minority Interests: Minority interests represent the minority shareholders' proportionate share of the shareholders' equity and net income of Protection One.

    Sales: Energy sales are recognized as services are rendered and include estimated amounts for energy delivered but unbilled at the end of each year. Unbilled sales of $39 million and $37 million are recorded as a component of accounts receivable (net) on the Consolidated Balance Sheets at December 31, 1998 and 1997, respectively.
Security sales are recognized when installation of an alarm system occurs and when monitoring or other security-related services are provided.

    The company's allowance for doubtful accounts receivable totaled $29.5 million and $8.4 million at December 31, 1998 and 1997, respectively.

    Income Taxes: Deferred tax assets and liabilities are recognized for temporary differences in amounts recorded for financial reporting purposes and their respective tax bases. Investment tax credits previously deferred are being amortized to income over the life of the property which gave rise to the credits.

    Affordable Housing Tax Credit Program (AHTC): The company has received authorization from the KCC to invest up to $114 million in AHTC investments. At December 31, 1998 and 1997, the company had invested approximately $65 million and $17 million to purchase AHTC investments in limited partnerships. The company is committed to investing approximately $25 million more in AHTC investments by April 1, 2001. These investments are accounted for using the equity method. Based upon an order received from the KCC, income generated from the AHTC investments, primarily tax credits, will be used to offset costs associated with postretirement and postemployment benefits offered to the company's employees.

    Risk Management: The company is involved in trading activities primarily to minimize risk from market fluctuations, maintain a market presence and to enhance system reliability. In these activities, the company utilizes a variety of financial instruments, including forward contracts involving cash settlements or physical delivery of an energy commodity, options, swaps which require payments (or receipt of payments) from counterparties based on the differential between specified prices for the related commodity and futures traded on electricity and natural gas. For the company's trading operation, the company accounts for these transactions at the time of delivery or settlement, accruing in the interim only for net losses as they become evident on firm purchase commitments.

    Cash Surrender Value of Life Insurance: The following amounts related to corporate-owned life insurance policies (COLI) are recorded in other long-term assets on the Consolidated Balance Sheets at December 31:

                                                   1998       1997
                                                (Dollars in Millions)
       Cash surrender value of policies. . . .    $587.5     $547.7
       Borrowings against policies . . . . . .    (558.5)    (524.3)
       COLI (net). . . . . . . . . . . . . . .    $ 29.0     $ 23.4

    Income is recorded for increases in cash surrender value and net death proceeds for approximately 83% of the cash surrender value and 85% of the policy borrowings at December 31, 1998. Interest incurred on amounts borrowed is offset against policy income. Income recognized from death proceeds is highly variable from period to period. Death benefits recognized as other income approximated
$13.7 million in 1998, $0.6 million in 1997 and $5.5 million in 1996.
The balance of the policies were acquired to mitigate the cost of postretirement and postemployment benefits, in accordance with an order from the KCC.

    New Pronouncements: Effective January 1, 1998, the company adopted the provisions of Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS 130). This statement establishes standards for reporting and display of comprehensive income and its components.

    In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133). This statement establishes accounting and reporting standards requiring that every derivative instrument, including certain derivative instruments embedded in other contracts, be recorded in the balance sheet as either an asset or liability measured at its fair value.
SFAS 133 requires that changes in the
derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting and is effective for fiscal years beginning after June 15, 1999. SFAS 133 cannot be applied retroactively. SFAS 133 must be applied to (a) derivative instruments and (b) certain derivative instruments embedded in hybrid contracts that were issued, acquired, or substantively modified after December 31, 1997 and, at the company's election, before January 1, 1998. The company will adopt SFAS 133 no later than January 1, 2000. Management is presently evaluating the impact that adoption of SFAS 133 will have on the company's financial position and results of operations.
Adoption of SFAS 133, however, could increase volatility in earnings and other comprehensive income.

    In December 1998, the Emerging Issues Task Force reached consensus on Issue No. 98-10, "Accounting for Contracts Involved in Energy Trading and Risk Management Activities" (EITF Issue 98-10). EITF Issue 98-10 is effective for fiscal years beginning after December 15, 1998. EITF Issue 98-10 requires energy trading contracts to be recorded at fair value on the balance sheet, with the changes in the fair value included in earnings. The company will adopt EITF
 Issue 98-10 during 1999. Management does not expect the impact of adopting EITF Issue 98-10 to be material to the company's financial position or results of operations.

    Reclassifications: Certain amounts in prior years have been reclassified to conform with classifications used in the current year presentation.


2.  RESTATEMENT OF 1997 FINANCIAL STATEMENTS

    As a result of a decision by Protection One, an 85 percent owned subsidiary, to restate its 1997 financial statements, the company has chosen to restate its 1997 financial statements to conform to the changes adopted by Protection One. This restatement resulted from decisions by Protection One:

    - To expense as incurred, yard signs, including those which were removed and replaced, following the decision to transition all monitored services operations to the Protection One brand in the fourth quarter of 1997. The costs of this yard sign change-out had previously been estimated and accrued at December 31, 1997. This adjustment increased previously reported net income by approximately $5.7 million and decreased current liabilities by $12.3 million at December 31, 1997.

    - To adjust certain purchase price allocations, reverse amounts which had previously been accrued to transition new customers and adjust an obligation to repurchase certain customer accounts sold under a financing agreement to estimated fair value. These adjustments reduced net income by approximately $0.3 million and reduced current liabilities by approximately $22.2 million at December 31, 1997.

    The total effect of the 1997 restatement was to increase previously reported net income in 1997 by approximately $5.4 million ($0.08 per common share) and increase previously reported retained earnings at December 31, 1997, by the same amount. The restatement did not impact previously reported sales and does not impact
the company's net cash flow. (See Note 22 for the impact of the restatement on quarterly results for 1998).


3.  LEGAL PROCEEDINGS

    On January 8, 1997, Innovative Business Systems, Ltd. (IBS) filed suit against the company and Westinghouse Electric Corporation (WEC), Westinghouse Security Systems, Inc. (WSS) and WestSec, Inc. (WestSec), a wholly-owned subsidiary of the company established to acquire the assets of WSS, in Dallas County, Texas district court (Cause No 97-00184) alleging, among other things, breach of contract by WEC and interference with contract against the company in connection with the sale by WEC of the assets of WSS to the company.
On November 9, 1998, WEC settled this matter and the litigation was dismissed.

    The SEC has commenced a private investigation relating, among other things, to the timeliness and adequacy of disclosure filings with the SEC by the company with respect to securities of ADT Ltd. The company is cooperating with the SEC staff relating to the investigation.

    The company understands that class action lawsuits relating to the Protection One restatement of 1997 and 1998 financial statements and subsequent decrease in stock price were recently filed naming Protection One, Western Resources and certain officers of Protection One. The company has not yet been served with a copy of the lawsuits. The company cannot predict the outcome or the effect of this litigation.

    The company and its subsidiaries are involved in various other legal, environmental and regulatory proceedings. Management believes that adequate provision has been made and accordingly believes that the ultimate dispositions of these matters will not have a material adverse effect upon the company's overall financial position or results of operations.


4.  MONITORED SERVICES BUSINESS

    During 1998, the company continued its growth in the monitored services business through its ownership in Protection One. Protection One experienced rapid growth in its customer base as a result of several significant acquisitions. The more significant acquisitions were Protection One's purchase of the assets of Multimedia Security Services for approximately $233 million and its purchase of the stock of Compagnie Europeenne de Telesecurite for approximately $140 million. Each acquisition was accounted for as a purchase and, accordingly, the operating results for each acquired company have been included in the company's consolidated financial statements since the date of acquisition. Total purchase consideration has been allocated to the net assets acquired based on estimates of fair value. Protection One's purchase price allocations for 1998 acquisitions are preliminary and may be adjusted as additional information is obtained. During the first quarter of 1998, the company transferred its investment in Network Multi-Family to Protection One at a cost that approximated $180 million.

    Consideration paid, assets acquired and liabilities assumed in connection with these and other acquisitions made by Protection One during 1998 were as follows:

                                              (Dollars in Thousands)
        Fair value of assets acquired,
          net of cash acquired . . . . . .           $820,251
        Cash paid, net of cash acquired. .            549,196
        Total liabilities assumed. . . . .           $271,055

    The following table presents the unaudited pro forma financial information considering Protection One's monitored services acquisitions in 1998 and 1997. The pro forma information reflects the actual operating results of each company prior to its acquisition and includes adjustments to interest expense, intangible amortization, and income taxes. The table assumes acquisitions in 1998 occurred as of January 1, 1997. The 1997 acquisitions are assumed to have occurred on January 1, 1996.

         Year Ended December 31,           1998         1997          1996
                                (Dollars in Thousands, Except Per Share Data)
                                                    (Unaudited)
         Sales  . . . . . . . . . . .    $2,175,089   $2,462,849   $2,280,122
         Earnings available for
           common stock . . . . . . .        33,556      463,264      133,581
         Earnings per share . . . . .         $0.51        $7.11        $2.09

    The unaudited pro forma financial information is not necessarily indicative of the results of operations had the entities been combined for the entire period nor do they purport to be indicative of results which will be obtained in the future.

    In October 1998, Protection One announced an agreement to acquire Lifeline Systems, Inc., (Lifeline) a leading provider of 24-hour personal emergency response and support services in North America. Based on the average closing price for the three trading days prior to April 8, 1999, the value of the consideration to be paid under the merger agreement is approximately $129.2 million or $22.05 per Lifeline share in cash and stock. Lifeline has advised Protection One that it is evaluating the restatement of Protection One's financial statements. The consideration to be given in the Lifeline transaction is by design variable and is subject to change within certain parameters until the closing date. Interested parties should obtain the most recent proxy/registration statement for further analysis of the transaction.

    In December 1997, Protection One incurred charges of approximately $24 million to recognize higher than expected customer attrition and record costs related to the acquisition of Protection One. These charges are as follows:

            Impairment of customer accounts         $12,750
            Protection One merger related costs:
              Inventory and other asset losses        3,558
              Disposition of fixed assets             4,128
              Closure of duplicate facilities         1,991
              Severance compensation and benefits     1,865
                                                     11,542
                Total charges                       $24,292

    Impairment of customer accounts: Protection One wrote down the value of the customer base of part of its business due to excess customer losses experienced in 1997. The excess customer losses were due to (1) the effects of transitioning the customer base from one service provider to another and, (2) the relative quality of certain classes of customer accounts acquired in an acquisition due to use of a prior aggressive marketing plan accompanied by limited credit checking.

    Inventory and other asset losses: Protection One reduced the value of inventory held at branches due to conversion to the external Dealer Program as its primary marketing channel.

    Disposition of fixed assets: Protection One reduced the net book value of computer and telecommunication equipment due to plans to migrate certain monitoring, customer service and financial operations to new software and hardware platforms in the first quarter of 1998. At December 31, 1998, Protection One continued to use certain components of this equipment due to unplanned delays experienced in the implementation of replacement systems. The remaining equipment is expected to be fully retired in 1999.

    Closure of duplicate facilities: Protection One committed to a plan to close 38 branch locations in cities with two or more branches and where the customer base did not justify such a large presence. At December 31, 1998, all such locations were closed. The remaining amount accrued at December 31, 1998, represents obligations
for vacated lease facilities and approximates $1 million.

    Severance compensation and benefits: Upon the company's purchase of approximately 82.4% of Protection One in November 1997, the affected employees were notified of their severance package. Actual payments approximated the amount accrued.

    Protection One recognized a non-recurring gain in 1998 when customer accounts were repurchased pursuant to a financing agreement. Terms of the agreement required Protection One to purchase these accounts at fair value. The purchase price negotiated was less than the estimated value. As a result, a non-recurring gain which approximated $16 million was recorded as other income.


5.  RATE MATTERS AND REGULATION

    KCC Rate Proceedings: In January 1997, the KCC entered an order reducing electric rates for both KPL and KGE. Significant terms of the order are as follows:

    - The company made permanent an interim $8.7 million rate reduction implemented by KGE in May 1996. This reduction was effective February 1, 1997.
    - The company reduced KGE's annual rates by $36 million effective February 1, 1997.
    - The company reduced KPL's annual rates by $10 million effective February 1, 1997.
    - The company rebated $5 million to all of its electric customers in January 1998.
    - The company reduced KGE's annual rates by an additional $10 million on June 1, 1998.
    - The company rebated an additional $5 million to all of its electric customers in January 1999.
    - The company will reduce KGE's annual rates by an additional $10 million on June 1, 1999.

    All rate decreases are cumulative. Rebates are one-time events and do not influence future rates.

6. COMMON STOCK, PREFERRED STOCK, PREFERENCE STOCK, AND OTHER MANDATORILY REDEEMABLE SECURITIES

    The company's Restated Articles of Incorporation, as amended, provide for 85,000,000 authorized shares of common stock. At December 31, 1998, 65,909,442 shares were outstanding.

    The company has a Direct Stock Purchase Plan (DSPP). Shares issued under the DSPP may be either original issue shares or shares purchased on the open market. The company issued original issue shares under DSPP from January 1, 1995 until October 15, 1997. Between November 1, 1997 and March 16, 1998, shares for DSPP were satisfied on the open market. All other shares have been original issue shares. During 1998, a total of 653,570 shares were issued under DSPP including 499,839 original issue shares and 153,731 shares purchased on the open market. At December 31, 1998, 591,047 shares were available under the DSPP registration statement.

    Preferred Stock Not Subject to Mandatory Redemption: The cumulative preferred stock is redeemable in whole or in part on 30 to 60 days notice at the option of the company.

    Preference Stock Subject to Mandatory Redemption: On April 1, 1998, the company redeemed the 7.58% Preference Stock due 2007 at a premium, including dividends, for $53 million.

    Other Mandatorily Redeemable Securities: On December 14, 1995, Western Resources Capital I, a wholly-owned trust, issued four million preferred securities of 7-7/8% Cumulative Quarterly Income Preferred Securities, Series A, for $100 million. The trust interests represented by the preferred securities are redeemable at the option of Western Resources Capital I, on or after December 11, 2000, at $25 per preferred security plus accrued interest and unpaid dividends. Holders of the securities are entitled to receive distributions at an annual rate of 7-7/8% of the liquidation preference value of $25. Distributions are payable quarterly and in substance are tax deductible by the company. These distributions are recorded as interest expense.
The sole asset of the trust is $103 million principal amount of 7-7/8% Deferrable Interest Subordinated Debentures, Series A due December 11, 2025.

    On July 31, 1996, Western Resources Capital II, a wholly-owned trust, of which the sole asset is subordinated debentures of the company, sold in a public offering, 4.8 million shares of 8-1/2% Cumulative Quarterly Income Preferred Securities, Series B, for $120 million. The trust interests represented by the preferred securities are redeemable at the option of Western Resources
Capital II, on or after July 31, 2001, at $25 per preferred security plus accumulated and unpaid distributions. Holders of the securities are entitled to receive distributions at an annual rate of 8-1/2% of the liquidation preference value of $25. Distributions are payable quarterly and in substance are tax deductible by the company. These distributions are recorded as interest expense. The sole asset of the trust is $124 million principal amount of 8-1/2% Deferrable Interest Subordinated
Debentures, Series B due July 31, 2036.

    In addition to the company's obligations under the Subordinated Debentures discussed above, the company has agreed to guarantee, on a subordinated basis, payment of distributions on the preferred securities. These undertakings constitute a full and unconditional guarantee by the company of the trust's obligations under the preferred securities.


7.  LONG-TERM DEBT

    The amount of the company's first mortgage bonds authorized by its Mortgage and Deed of Trust, dated July 1, 1939, as supplemented, is unlimited. The amount of KGE's first mortgage bonds authorized by the KGE Mortgage and Deed of Trust, dated April 1, 1940, as supplemented, is limited to a maximum of $2 billion. Amounts of additional bonds which may be issued are subject to property, earnings and certain restrictive provisions of each mortgage.

    Debt discount and expenses are being amortized over the remaining lives of each issue. During the years 1999 through 2003, $125 million of bonds will mature in 1999, $75 million of bonds will mature in 2000, $100 million of bonds will mature in 2002 and $135 million of bonds will mature in 2003. No other bonds will mature during this time period.

    The company's unsecured debt represents general obligations that are not secured by any of the company's properties or assets. Any unsecured debt will be subordinated to all secured debt of the company, including it's first mortgage bonds. The notes are structurally subordinated to all secured and unsecured debt of the company's subsidiaries.

    Long-term debt outstanding is as follows at December 31:

                                                   1998           1997
                                                  (Dollars in Thousands)
   Western Resources
   First mortgage bond series:
     7 1/4% due 1999. . . . . . . . . . . . .   $  125,000     $  125,000
     8 7/8% due 2000. . . . . . . . . . . . .       75,000         75,000
     7 1/4% due 2002. . . . . . . . . . . . .      100,000        100,000
     8 1/2% due 2022. . . . . . . . . . . . .      125,000        125,000
     7.65% due 2023 . . . . . . . . . . . . .      100,000        100,000
                                                   525,000        525,000

   Pollution control bond series:
     Variable due 2032 (1). . . . . . . . . .       45,000         45,000
     Variable due 2032 (2). . . . . . . . . .       30,500         30,500
     6% due 2033. . . . . . . . . . . . . . .       58,420         58,420
                                                   133,920        133,920
   KGE
   First mortgage bond series:
     7.60% due 2003 . . . . . . . . . . . . .      135,000        135,000
     6 1/2% due 2005. . . . . . . . . . . . .       65,000         65,000
     6.20% due 2006 . . . . . . . . . . . . .      100,000        100,000
                                                   300,000        300,000

   Pollution control bond series:
     5.10% due 2023 . . . . . . . . . . . . .       13,673         13,757
     Variable due 2027 (3). . . . . . . . . .       21,940         21,940
     7.0% due 2031. . . . . . . . . . . . . .      327,500        327,500
     Variable due 2032 (4). . . . . . . . . .       14,500         14,500
     Variable due 2032 (5). . . . . . . . . .       10,000         10,000
                                                   387,613        387,697
   Western Resources
     6 7/8% unsecured senior notes due 2004 .      370,000        370,000
     7 1/8% unsecured senior notes due 2009 .      150,000        150,000
     6.80% unsecured senior notes due 2018. .       29,985           -
     6.25% unsecured senior notes due 2018,
       putable/callable 2003. . . . . . . . .      400,000           -
                                                   949,985        520,000
   Protection One
     Revolving credit facility. . . . . . . .       42,417           -
     6.75% unsecured convertible senior
       subordinated discount notes due 2003 .       53,950        102,500
     13.625% unsecured senior
       subordinated discount notes due 2005 .      125,590        171,926
     7.375% unsecured senior notes due 2005 .      250,000           -
     8.125% unsecured senior
       subordinated notes due 2009. . . . . .      350,000           -
     Customer repurchase agreement,
       due 1998 . . . . . . . . . . . . . . .         -            69,129
     Recourse financing agreements (6). . . .       93,541           -
     Other. . . . . . . . . . . . . . . . . .        2,574           -
                                                   918,072        343,555

   Other long-term agreements . . . . . . . .        8,325          4,798
   Unamortized debt premium . . . . . . . . .       13,918           -
   Less:
   Unamortized debt discount  . . . . . . . .       (7,931)        (5,719)
   Long-term debt due within one year . . . .     (165,838)       (21,217)
   Long-term debt (net) . . . . . . . . . . .   $3,063,064     $2,188,034

   Rates at December 31, 1998:  (1) 3.55%, (2) 3.45%, (3) 3.50%, (4) 3.75%
   (5) 3.75% and (6) 15% implicit rate for operating lease agreements sold with recourse - average term approximately 4 years.

    Protection One maintains a $500 million revolving credit facility that expires in December 2001. Under the terms of this agreement, Protection One may, at its option, borrow at different market-based interest rates. At December 31, 1998, $42.4 million was borrowed under this facility.

    The senior subordinated discount notes of Protection One contain covenants which, among other matters, limit Protection One's ability to incur certain indebtedness, make restricted payments and merge, consolidate or sell assets.

    The convertible senior subordinated notes of Protection One are convertible at any time into common stock at a price of $11.19 per share. The indenture under which these notes were issued contains covenants which limit Protection One's ability to incur certain indebtedness.

    Among other restrictions, Protection One is required under the revolving credit facility to maintain a ratio of earnings before interest, taxes, depreciation and amortization (EBITDA) to interest expense of not less than 2.75 to one and total debt cannot be greater than 5 times annualized most recent quarter EBITDA for 1999 and 4.5 times thereafter. In addition, in light of the restatement of its financial statements, Protection One has obtained a bank waiver for prior representations concerning its financial statements.


8.  STRATEGIC ALLIANCE WITH ONEOK, INC.

    In November 1997, the company completed its strategic alliance with ONEOK. The company contributed substantially all of its regulated and non-regulated natural gas business to ONEOK in exchange for a 45% ownership interest in ONEOK.

    The company's ownership interest in ONEOK is comprised of approximately 3.2 million common shares and approximately 20.1 million convertible preferred shares. If all the preferred shares were converted, the company would own approximately 45% of ONEOK's common shares presently outstanding. The agreement with ONEOK allows the company to appoint two members to ONEOK's board of directors. The company accounts for its common ownership in accordance with the equity method of accounting. Subsequent to the formation of the strategic alliance, the consolidated energy revenues, related cost of sales and operating expenses for the company's natural gas business have been replaced by investment earnings in ONEOK.


9.  SHORT-TERM DEBT

    The company has arrangements with certain banks to provide unsecured short-term lines of credit on a committed basis totaling approximately $821 million. The agreements provide the company with the ability to borrow at different market-based interest rates. The company pays commitment or facility fees in support of these lines of credit. Under the terms of the agreements, the company is required, among other restrictions, to maintain a total debt to total capitalization ratio of not greater than 65% at all times. The unused portion of these lines of credit are used to provide support for commercial paper.

    In addition, the company has agreements with several banks to borrow on an uncommitted, as available, basis at money-market rates quoted by the banks. There are no costs, other than interest, for these agreements. The company also uses commercial paper to fund its short-term borrowing requirements.

    Information regarding the company's short-term borrowings, comprised of borrowings under the credit agreements, bank loans and commercial paper, is as follows:

       December 31,                             1998         1997
                                             (Dollars in Thousands)
       Borrowings outstanding at year end:
         Bank loans. . . . . . . . . . . .    $164,700     $161,000
         Commercial paper notes. . . . . .     147,772       75,500
           Total . . . . . . . . . . . . .    $312,472     $236,500

       Weighted average interest rate on
         debt outstanding at year end
         (including fees). . . . . . . . .       5.94%        6.28%

       Weighted average short-term debt
         outstanding during the year . . .    $529,255     $787,507

       Weighted daily average interest
         rates during the year
         (including fees). . . . . . . . .       5.93%        5.93%

       Unused lines of credit supporting
         commercial paper notes. . . . . .    $820,900     $772,850


10.  COMMITMENTS AND CONTINGENCIES

    As part of its ongoing operations and construction program, the company has commitments under purchase orders and contracts which have an unexpended balance of approximately $86.9 million at December 31, 1998.

    Affordable Housing Tax Credit Program: At December 31, 1998, the company had invested approximately $65 million to purchase AHTC investments in limited partnerships. The company is committed to investing approximately $25 million more in AHTC investments by April 1, 2001.

    Manufactured Gas Sites: The company has been associated with 15 former manufactured gas sites located in Kansas which may contain coal tar and other potentially harmful materials. The company and the Kansas Department of Health and Environment (KDHE) entered into a consent agreement governing all future work at the 15 sites. The terms of the consent agreement will allow the company to investigate these sites and set remediation priorities based upon the results of the investigations and risk analysis. At December 31, 1998, the costs incurred for preliminary site investigation and risk assessment have been minimal. In accordance with the terms of the strategic alliance with ONEOK, ownership of twelve of these sites and the responsibility for clean-up of these sites were transferred to ONEOK. The ONEOK agreement limits the company's future liability associated with these sites to an immaterial amount. The company's investment earnings from ONEOK could be impacted by these costs.

    Clean Air Act: The company must comply with the provisions of The Clean Air Act Amendments of 1990 that require a two-phase reduction in certain emissions. The company has installed continuous monitoring and reporting equipment to meet the acid rain requirements. The company does not expect material capital expenditures to be required to meet Phase II sulfur dioxide and nitrogen oxide requirements.

    Decommissioning: The company accrues decommissioning costs over the expected life of the Wolf Creek generating facility. The accrual is based on estimated unrecovered decommissioning costs which consider inflation over the remaining estimated life of the generating facility and are net of expected earnings on amounts recovered from customers and deposited in an external trust fund.

    In February 1997, the KCC approved the 1996 Decommissioning Cost Study. Based on the study, the company's share of Wolf Creek's decommissioning costs, under the immediate dismantlement method, is estimated to be approximately $624 million during the period 2025 through 2033, or approximately $192 million in 1996 dollars. These costs were calculated using an assumed inflation rate of 3.6% over the remaining service life from 1996 of 29 years.

    Decommissioning costs are currently being charged to operating expense in accordance with the prior KCC orders. Electric rates charged to customers provide for recovery of these decommissioning costs over the life of Wolf Creek. Amounts expensed approximated $3.8 million in 1998 and will increase annually to $5.6 million in 2024. These amounts are deposited in an external trust fund. The average after-tax expected return on trust assets is 5.7%.

    The company's investment in the decommissioning fund, including reinvested earnings approximated $52.1 million and $43.5 million at December 31, 1998 and 1997, respectively. Trust fund earnings accumulate in the fund balance and increase the recorded decommissioning liability.

    The Financial Accounting Standards Board is reviewing the accounting for closure and removal costs, including decommissioning of nuclear power plants. If current accounting practices for nuclear power plant decommissioning are changed, the following could occur:

           - The company's annual decommissioning expense could be higher than in 1998
           -  The estimated cost for decommissioning could be recorded as a liability (rather than as accumulated depreciation)
           -  The increased costs could be recorded as additional investment in the Wolf Creek plant

    The company does not believe that such changes, if required, would adversely affect its operating results due to its current ability to recover decommissioning costs through rates.

    Nuclear Insurance: The Price-Anderson Act limits the combined public liability of the owners of nuclear power plants to $9.7 billion for a single nuclear incident. If this liability limitation is insufficient, the U.S. Congress will consider taking whatever action is necessary to compensate the public for valid claims. The Wolf Creek owners (Owners) have purchased the maximum available private insurance of $200 million. The remaining balance is provided by an assessment plan mandated by the Nuclear Regulatory Commission (NRC). Under this plan, the Owners are jointly and severally subject to a retrospective assessment of up to $88.1 million ($41.4 million, company's share) in the event there is a major nuclear incident involving any of the nation's licensed reactors. This assessment is subject to an inflation adjustment based on the Consumer Price Index and applicable premium taxes. There is a limitation of $10 million ($4.7 million, company's share) in retrospective assessments per incident, per year.

    The Owners carry decontamination liability, premature decommissioning liability and property damage insurance for Wolf Creek totaling approximately $2.8 billion ($1.3 billion, company's share). This insurance is provided by Nuclear Electric Insurance Limited (NEIL). In the event of an accident, insurance proceeds must first be used for reactor stabilization and site decontamination in accordance with a plan by the NRC. The company's share of any remaining proceeds can be used for property damage. If an accident at Wolf Creek exceeds $500 million in property damage and decontamination expenses and the decision is made to decommission the plant, the company's share of any remaining proceeds can be used to make up a shortfall in the decommissioning trust fund.

    The Owners also carry additional insurance with NEIL to cover costs of replacement power and other extra expenses incurred during a prolonged outage resulting from accidental property damage at Wolf Creek. If losses incurred at any of the nuclear plants insured under the NEIL policies exceed premiums, reserves and other NEIL resources, the company may be subject to retrospective assessments under the current policies of approximately $7 million per year.

    Although the company maintains various insurance policies to provide coverage for potential losses and liabilities resulting from an accident or an extended outage, the company's insurance coverage may not be adequate to cover the costs that could result from a catastrophic accident or extended outage at Wolf Creek. Any substantial losses not covered by insurance, to the extent not recoverable through rates, would have a material adverse effect on the company's financial condition and results of operations.

    Fuel Commitments: To supply a portion of the fuel requirements for its generating plants, the company has entered into various commitments to obtain nuclear fuel and coal. Some of these contracts contain provisions for price escalation and minimum purchase commitments. At December 31, 1998, Wolf Creek's nuclear fuel commitments (company's share) were approximately $6.1 million for uranium concentrates expiring at various times through 2001, $24.9 million for enrichment expiring at various times through 2003 and $60.1 million for fabrication through 2025.

    At December 31, 1998, the company's coal contract commitments in 1998 dollars under the remaining terms of the contracts were approximately $2.3 billion. The largest coal contract expires in 2020, with the remaining coal contracts expiring at various times through 2013.

    At December 31, 1998, the company's natural gas transportation commitments in 1998 dollars under the remaining terms of the contracts was approximately $30.3 million. The natural gas transportation contracts provide firm service to the company's gas burning facilities expiring at various times through 2010.


11.  INTERNATIONAL POWER DEVELOPMENT ACTIVITIES

    During the fourth quarter of 1998, management decided to exit the international power development business. This business had been conducted by the company's wholly owned subsidiary, The Wing Group (Wing). The company acquired Wing in February 1996 in an acquisition accounted for as a purchase. Wing's principal office was located near Houston, Texas and power development activities were primarily conducted in emerging markets. The company has acquired a 50% interest in a joint venture which has a 49% interest in four 55 MW generating facilities in the People's Republic of China. The company also owns a 37.5% interest in a 160 MW merchant generating facility in Colombia, and a 9% interest in a 478 MW power generating facility in the Republic of Turkey.

    Unfavorable economic, political and regulatory developments in certain emerging markets where development efforts were focused required management to reexamine this business. In exiting this business, management has decided to discontinue existing development efforts and cease future development activity. The company had been spending approximately $10 million annually to fund development efforts.

    The company was required to record a charge to income as a result of exiting this business. The charge to earnings has been presented as a separate line item as a component of operating expenses in the accompanying Consolidated Statements of Income. The detailed components of this charge are as follows:

                                                      (Dollars in Thousands)
          Write-down equity investments to fair
            market value . . . . . . . . . . . . . . .       $57,030
          Accrued exit fees, shut-down and
            severance costs. . . . . . . . . . . . . .        22,900
          Deferred development costs associated
            with projects to be abandoned. . . . . . .         6,735
          Unamortized goodwill associated with the
            acquisition of Wing. . . . . . . . . . . .        12,251
              Total charge. . . .  . . . . . . . . . .       $98,916

    Overall negative economic, competitive and political factors, together with currently anticipated cash flows, have reduced the value of certain equity investments presently held. The decline in value of these investments required management to write down the investments to fair market value. Management considers this decline in value to be other than temporary. In assessing the value, management talked to others with investment experience in emerging markets and applied a discounted cash flow analysis to estimate fair market value.

    In accordance with the exit plan, the company will discontinue all development activity on February 1, 1999 and close all Wing offices. The employees of Wing were notified prior to December 31, 1998, of their termination effective February 1, 1999. Severance costs have been accrued for the approximately 30 affected employees. The company's exit plan calls for all significant aspects of the closure to be completed during 1999.


12.  UNCONSOLIDATED SUBSIDIARIES

    The company's investments in unconsolidated subsidiaries which are accounted for by the equity method are as follows:

                                                                            Equity Earnings,
                                   Ownership at        Investment at          Year Ended
                                   December 31,         December 31,          December 31
                                       1998           1998       1997        1998       1997
                                                  (Dollars in Thousands)
   ONEOK, Inc. (1). . . . . .          45%          $615,094   $596,206     $6,064     $1,970
   Affordable Housing Tax
    Credit limited
    partnerships (2). . . . .        5% to 30%        89,618     51,571      -          -
   International companies
    and joint ventures (3). .       37% to 50%        10,500     16,299      -          -
   Other. . . . . . . . . . .          32%              -         3,312      (672)      -

   (1) The company also received approximately $40 million of preferred and common dividends in 1998.  Refer to Note 8 for further information regarding the company's strategic alliance with ONEOK.
   (2) Investment is aggregated.  Individual investments are not significant.  Based on an order received by the KCC, equity earnings from these investments are used to offset costs associated with postretirement and postemployment benefits offered to the company's employees.
   (3) Investment is aggregated.  Individual investments are not significant.  During 1998, the company recognized a non-temporary decline in value of its foreign equity investments as discussed in Note 11.

    The following summarized financial information for the company's investment in ONEOK is presented as of and for the period ended November 30, 1998 and 1997, the most recent period for which public information is available.

        November 30,                    1998            1997
                                       (Dollars in Thousands)
        Balance Sheet:
         Current assets . . . . .    $  404,358      $  532,681
         Non-current assets . . .     2,091,797       1,761,561
         Current liabilities. . .       338,466         443,080
         Non-current liabilities.       993,668         729,920
         Equity . . . . . . . . .     1,164,021       1,121,242

        Year Ended November 30,         1998            1997
                                       (Dollars in Thousands)
        Income Statement:
         Revenues . . . . . . . .    $1,908,713      $1,227,335
         Operating expenses . . .     1,767,286       1,134,024
         Net income . . . . . . .       103,525          59,614


13.  EMPLOYEE BENEFIT PLANS

    Pension: The company maintains qualified noncontributory defined benefit pension plans covering substantially all utility employees. Pension benefits are based on years of service and the employee's compensation during the five highest paid consecutive years out of ten before retirement. The company's policy is to fund pension costs accrued, subject to limitations set by the Employee Retirement Income Security Act of 1974 and the Internal Revenue Code. The company also maintains a non-qualified Executive Salary Continuation Program for the benefit of certain management employees, including executive officers.

    Postretirement Benefits: The company accrues the cost of postretirement benefits, primarily medical benefit costs, during the years an employee provides service.

    The following tables summarize the status of the company's pension and other postretirement benefit plans:


                                                  Pension Benefits     Postretirement Benefits
December 31,                                     1998         1997         1998         1997
                                                            (Dollars in Thousands)
Change in Benefit Obligation:
  Benefit obligation, beginning of year.       $462,964     $483,862     $ 83,673     $122,993
  Service cost . . . . . . . . . . . . .          7,952       11,337        1,405        2,102
  Interest cost. . . . . . . . . . . . .         31,278       35,836        5,763        9,098
  Plan participants' contributions . . .           -            -             858        1,122
  Benefits paid. . . . . . . . . . . . .        (24,682)     (27,764)      (5,630)     (10,167)
  Assumption changes . . . . . . . . . .         36,268      (19,184)       6,801         -
  Actuarial losses (gains) . . . . . . .         10,095       (1,532)      (5,351)       4,421
  Plan amendments. . . . . . . . . . . .           -           6,866         -            -
  Curtailments, settlements and special
   term benefits (1) . . . . . . . . . .       (131,818)     (26,457)        -         (45,896)
  Benefit obligation, end of year. . . .       $392,057     $462,964     $ 87,519     $ 83,673

Change in Plan Assets:
  Fair value of plan assets,
   beginning of year . . . . . . . . . .       $584,792     $496,206     $    118     $     78
  Actual return on plan assets . . . . .         66,106      113,235            6            3
  Employer contribution. . . . . . . . .          2,197        2,220        5,679       10,204
  Plan participants' contributions . . .           -            -            -            -
  Benefits paid. . . . . . . . . . . . .        (23,910)     (26,869)      (5,630)     (10,167)
  Settlements (1). . . . . . . . . . . .       (187,654)        -            -            -
  Fair value of plan assets,
   end of year . . . . . . . . . . . . .       $441,531     $584,792     $    173     $    118

  Funded status. . . . . . . . . . . . .       $ 49,474     $121,828     $(87,346)    $(83,555)
  Unrecognized net (gain)/loss . . . . .       (104,023)    (193,313)       1,814         (828)
  Unrecognized transition
    obligation, net  . . . . . . . . . .            244         (369)      56,159       60,146
  Unrecognized prior service cost. . . .         36,309       39,763       (4,131)      (4,592)
  Accrued postretirement benefit costs .       $(17,996)    $(32,091)    $(33,504)    $(28,829)

Actuarial Assumptions:
  Discount rate. . . . . . . . . . . . .          6.75%         7.5%        6.75%         7.5%
  Expected rate of return. . . . . . . .           9.0%         9.0%         9.0%         9.0%
  Compensation increase rate . . . . . .          4.75%        4.75%        4.75%        4.75%

Components of net periodic benefit cost:
  Service cost . . . . . . . . . . . . .       $  7,952     $ 11,337     $  1,405     $  2,102
  Interest cost. . . . . . . . . . . . .         31,278       35,836        5,763        9,098
  Expected return on plan assets . . . .        (39,069)     (39,556)         (11)          (4)
  Amortization of unrecognized
   transition obligation, net. . . . . .            (32)         (79)       3,988        6,202
  Amortization of unrecognized prior
   service costs . . . . . . . . . . . .          3,455        4,918         (461)        (720)
  Amortization of (gain)/loss, net . . .         (5,885)      (3,755)        (396)        (107)
  Other. . . . . . . . . . . . . . . . .           -             519         -            -
  Net periodic benefit cost. . . . . . .       $ (2,301)    $  9,220     $ 10,288     $ 16,571

  (1) The pension and postretirement benefit plans recorded a curtailment expense due to the significant reduction in future years of service due to the transfer of employees to
      ONEOK in November 1997.  In July 1998, pension plan assets were transferred to ONEOK resulting in a settlement loss.

    For measurement purposes, an annual health care cost growth rate of 8% was assumed for 1998, decreasing 1% per year to 5% in 2001 and thereafter.
The health care cost trend rate has a significant effect on the projected benefit obligation. Increasing the trend rate by 1% each year would increase the present value of the accumulated projected benefit obligation by $2.1 million and the aggregate of the service and interest cost components by $0.2 million.

    In accordance with an order from the KCC, the company has deferred postretirement and postemployment expenses in excess of actual costs paid. In 1997, the company received authorization from the KCC to invest in AHTC investments. Income from the AHTC investments will be used to offset the deferred and incremental costs associated with postretirement and postemployment benefits offered to the company's employees.
The income generated from the AHTC investments replaces the income stream from corporate-owned life insurance contracts purchased in 1993 and 1992 which was used for the same purpose.

     Savings: The company maintains savings plans in which substantially all employees participate, with the exception of Protection One employees. The company matches employees' contributions up to specified maximum limits. The funds of the plans are deposited with a trustee and invested at each employee's option in one or more investment funds, including a company stock fund. The company's contributions were $3.8 million, $5.0 million and $4.6 million for 1998, 1997 and 1996, respectively.

    Protection One also maintains a savings plan. Contributions, made at Protection One's election, are allocated among participants based upon the respective contributions made by the participants through salary reductions during the year.
Protection One's matching contributions may be made in Protection One common stock, in cash or in a combination of both stock and cash. Protection One's matching contribution to the plan for 1998 and 1997 was $992,000 and $34,000, respectively.

    Protection One maintains a qualified employee stock purchase plan that allows eligible employees to acquire shares of Protection One common shares at 85% of fair market value of the common stock. A total of 650,000 shares of common stock have been reserved for issuance in this program.

    Stock Based Compensation Plans: The company, excluding Protection One, has a long-term incentive and share award plan (LTISA Plan), which is a stock-based compensation plan. The LTISA Plan was implemented to help ensure that key employees and board members (Plan Participants) were properly incented to increase shareholder value. Under the LTISA Plan, the company may grant awards in the form of stock options, dividend equivalents, share appreciation rights, restricted shares, restricted share units, performance shares and performance share units to Plan Participants. Up to three million shares of common stock may be granted under the LTISA Plan.

    Stock options and restricted shares under the LTISA plan are as follows:

December 31,                            1998                  1997                  1996
                                            Weighted-             Weighted-             Weighted-
                                             Average               Average               Average
                                            Exercise              Exercise              Exercise
                                  Shares      Price      Shares     Price      Shares     Price
Outstanding, beginning of year    665,400    $30.282     205,700    $29.250       -      $  -
Granted. . . . . . . . . . . .    925,300     40.293     459,700     30.750    205,700    29.250
Exercised. . . . . . . . . . .       -          -           -          -          -         -
Forfeited. . . . . . . . . . .       -          -           -          -          -         -
Outstanding, end of year . . .  1,590,700    $36.106     665,400    $30.282    205,700   $29.250
Weighted-average fair value
  of options granted during
  the year . . . . . . . . . .                $6.55                  $3.00                $3.26

    Stock options and restricted shares issued and outstanding at December 31, 1998, are as follows:

                                                     Number        Weighted-      Weighted-
                                    Range of         Issued         Average        Average
                                    Exercise           and        Contractual     Exercise
                                     Price         Outstanding   Life in Years      Price
     Options:
       1998. . . . . . . . . .   $38.625-43.125       788,800        10.0          $40.581
       1997. . . . . . . . . .        30.750          459,700         9.0           30.750
       1996. . . . . . . . . .        29.250          205,700         7.7           29.250
                                                    1,454,200
     Restricted shares:
       1998. . . . . . . . . .        38.625          136,500         4.0           38.625
         Total issued. . . . .                      1,590,700

    An equal amount of dividend equivalents is issued to recipients of stock options. The weighted-average grant-date fair value of the dividend equivalent was $6.88 and $6.21 in 1998 and 1997, respectively. The value of each dividend equivalent is calculated as a percentage of the accumulated dividends that would have been paid or payable on a share of company common stock. This percentage ranges from zero to 100%, based upon certain company performance factors.
The dividend equivalents expire after
nine years from date of grant.

    The fair value of stock options and dividend equivalents were estimated on the date of grant using the Black-Scholes option-pricing model. The model assumed the following at December 31:

                                                  1998        1997
            Dividend yield. . . . . . . . . .     6.16%       6.58%
            Expected stock price volatility . 17.82% 13.56% Risk-free interest rate:
              Stock options . . . . . . . . .     4.87%       6.72%
              Dividend equivalents (1). . . .     4.63%       6.36%

            (1) Assuming an award percentage of 100% and dividend accumulation period of five years.

    Protection One Stock Warrants and Options: Protection One has outstanding stock warrants and options which were considered reissued and exercisable upon the company's acquisition of Protection One on November 24, 1997. The 1997 Long-Term Incentive Plan (the LTIP), approved by the Protection One stockholders on November 24, 1997, provides for the award of incentive stock options to directors, officers and key employees. Under the LTIP, 4.2 million shares are reserved for issuance subject to such adjustment as may be necessary to reflect changes in the number or kinds of shares of common stock or other securities of Protection One. The LTIP provides for the granting of options that qualify as incentive stock options under the Internal Revenue
Code and options that do not so qualify.

    During 1998, Protection One granted options under the LTIP to purchase an aggregate of 1,246,500 shares of common stock to employees, including 690,000 shares granted to officers of Protection One. Each option has a term of 10 years and vests 100% on the third anniversary of the option grant. The purchase price of the shares issuable pursuant to the options is equal to (or greater than) the fair market value of the common stock at the date of the option grant.

    A summary of warrant and option activity for Protection One from the date of the acquisition transaction is as follows:

December 31,                               1998                  1997
                                               Weighted-             Weighted-
                                                Average               Average
                                               Exercise              Exercise
                                     Shares     Price      Shares      Price

Outstanding, beginning of year(1)   2,366,435  $ 5.805    2,366,741    $5.805
Granted . . . . . . . . . . . . .   1,246,500   11.033       -           -
Exercised                            (109,595)   5.564         (306)    0.050
Forfeited . . . . . . . . . . . .    (117,438)  10.770       -           -
Adjustment to May 1995 warrants .      36,837     -          -           -
Outstanding, end of year. . . . .   3,422,739  $ 7.494    2,366,435    $5.805

(1) There was no outstanding stock or options prior to November 24, 1997.

    Stock options and warrants issued and outstanding at December 31, 1998, are as follows:
                            Number          Weighted-        Weighted-
         Range of           Issued           Average         Average
         Exercise             and         Remaining Life     Exercise
          Price           Outstanding        (Years)          Price

      Exercisable:
      $ 6.375-$ 9.125       136,560             6            $ 6.588
        8.000- 10.313       349,000             7              8.062
       13.750- 15.500       142,000             7             14.883
            9.500           217,000             8              9.500
           15.000            50,000             8             15.000
           14.268            50,000             3             14.268
            3.633           103,697             2              3.633
            0.167           428,400             5              0.167
            3.890           786,277             6              3.890
            0.050               305             8              0.050
                          2,263,239
      Not Exercisable:
          $11.033         1,120,500             9            $11.033
        9.500- 12.500        39,000             9             11.942
                          1,159,500
      Total outstanding   3,422,739

    The company holds a call option for an additional 2,750,238 shares of Protection One common stock, exercisable at a call price of $15.50 per share. The option expires on the earlier of (i) 45 days following the last date on which any Protection One convertible notes are still outstanding or
(ii) October 31, 1999.

    The weighted average fair value of options granted during 1998 and estimated on the date of grant was $6.87. The fair value was calculated using the following assumptions:

                                                 Year ended
                                              December 31, 1998
             Dividend yield. . . . . . . . .         0.00%
             Expected stock price volatility        61.72%
             Risk free interest rate . . . .         5.50%
             Expected option life. . . . . .        6 years

    The company accounts for both the company's and Protection One's plans under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and the related interpretations. Had compensation expense been determined pursuant to Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," the company would have recognized additional compensation costs during 1998, 1997 and 1996 as shown in the table below.

       Year Ended December 31,                1998       1997       1996
                          (Dollars in Thousands, Except Per Share Amounts) Earnings available for common stock:
         As reported . . . . . . . . . .    $44,165    $494,599   $154,111
         Pro forma . . . . . . . . . . .     42,640     494,436    153,877

       Earnings per common share
       (basic and diluted):
         As reported . . . . . . . . . .      $0.67       $7.59      $2.41
         Pro forma . . . . . . . . . . .       0.65        7.59       2.41

    Split Dollar Life Insurance Program: The company has established a split dollar life insurance program for the benefit of the company and certain of its executives. Under the program, the company has purchased a life insurance policy on the executive's life, and, upon the executive's death, the executive's beneficiary is entitled to a death benefit in an amount equal to the face amount of the policy reduced by the greater of (i) all premiums paid by the company or
(ii) the cash surrender value of the policy, which amount, at the death of the executive, will be returned to the company. The company retains an equity interest in the death benefit and cash surrender value of the policy to secure this repayment obligation.

    Subject to the conditions described below, beginning on the earlier of (i) three years from the date of the policy or (ii) the first day of the next calendar year following the date of the executive's retirement, the executive is allowed to transfer to the company from time to time, in whole or in part, his interest in the death benefit under the policy at a discount equal to $1 for each $1.50 of the portion of the
death benefit for which the executive officer may designate the beneficiary, subject to adjustment based on the total return to shareholders from the date of the policy unless the participant retires from the company within six months of the date of the participant's agreement. Any adjustment would result in an exchange of no more than one dollar for each dollar of death benefit nor less than one dollar for each two dollars of death benefit. The program has been designed such that upon the executive's death the company will recover its premium payments from the policy and any amounts paid by the company to the executive for the transfer of his interest in the death benefit. The cash surrender value of these policies has been recorded in other assets. The insurance premium and the estimated value of the executives' agreements have been expensed. The company has accrued approximately $57 million at December 31, 1998 for this program. Under current tax rules, payments to certain participants in exchange for their interest in the death benefits may not be fully deductible by the company for income tax purposes.


14.  FAIR VALUE OF FINANCIAL INSTRUMENTS

    The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value as set forth in Statement of Financial Accounting Standards No. 107 "Disclosures about Fair Value of Financial Instruments".

    Cash and cash equivalents, short-term borrowings and variable-rate debt are carried at cost which approximates fair value. The decommissioning trust is recorded at fair value and is based on the quoted market prices at December 31, 1998 and 1997.
The fair value of fixed-rate debt, redeemable preference stock and other mandatorily redeemable securities is estimated based on quoted market prices for the same or similar issues or on the current rates offered for instruments of the same remaining maturities and redemption provisions. The estimated fair values of contracts related to commodities have been determined using quoted market prices of the same or similar securities.

    The recorded amounts of accounts receivable and other current financial instruments approximate fair value.

    The fair value estimates presented herein are based on information available at December 31, 1998 and 1997. These fair value estimates have not been comprehensively revalued for the purpose of these financial statements since that date and current estimates of fair value may differ significantly from the amounts presented herein. Because a substantial portion of the company's operations are regulated, the company believes that any gains or losses related to the retirement of debt or redemption of preferred securities would not have a material effect on the company's financial position or results of operations.

    The carrying values and estimated fair values of the company's financial instruments are as follows:

                                   Carrying Value             Fair Value
    December 31,                   1998       1997          1998       1997
                                            (Dollars in Thousands)

    Decommissioning trust. .  $   52,093   $   43,514  $   52,093   $   43,514
    Fixed-rate debt, net of
      current maturities . .   2,956,692    2,019,103   3,076,709    2,101,167

    Redeemable preference
      stock. . . . . . . . .        -          50,000        -          51,750
    Other mandatorily
      redeemable securities.     220,000      220,000     226,800      226,088

    In its commodity price risk management activities, the company engages in both trading and non-trading activities. In these activities, the company utilizes a variety of financial instruments, including forward contracts involving cash settlements or physical delivery of an energy commodity, options, swaps which require payments (or receipt of payments) from counterparties based on the differential between specified prices for the related commodity, and futures traded on electricity and natural gas. For a discussion of the accounting policy for these instruments, see Note 1.

    The company is involved in trading activities primarily to minimize risk from market fluctuations, maintain a market presence and to enhance system reliability. Although the company attempts to balance its physical and financial purchase and sale contracts in terms of quantities and contract terms, net open positions can exist or are established due to the origination of new transactions and the company's assessment of, and response to, changing market conditions.

    The company uses derivatives for non-trading purposes primarily to reduce exposure relative to the volatility of cash market prices.

December 31,                       1998                      1997
                                       (Dollars in Thousands)
                            Notional                  Notional
                            Volumes    Estimated      Volumes    Estimated
                            (MWH's)    Fair Value     (MWH's)    Fair Value
Forward contracts:
  Purchased. . . .         1,535,600    $46,361        359,200     $8,604
  Sold . . . . . .         1,535,600     46,141        359,200      8,806

Options:
  Purchased. . . .           148,800    $   361        803,200     $1,607
  Sold . . . . . .            64,000        195        120,800        512

    Forward contracts and options had a net unrealized gain of $40,000 at December 31, 1998, and a net unrealized loss of $127,000 at December 31, 1997.


15.  GAIN ON SALE OF EQUITY SECURITIES

    During 1996, the company acquired 27% of the common shares of ADT Limited, Inc. (ADT) and made an offer to acquire the remaining ADT common shares. ADT rejected this offer and in July 1997, ADT merged with Tyco International Ltd.
(Tyco). ADT and Tyco completed their merger by exchanging ADT common stock for Tyco common stock.

    Following the ADT and Tyco merger, the company's equity investment in ADT became an available-for-sale security. During the third quarter of 1997, the company sold its Tyco common shares for approximately $1.5 billion. The company recorded a pre-tax gain of $864 million on the sale and recorded tax expense of approximately $345 million in connection with this gain.

16.  INCOME TAXES

    Income tax expense is composed of the following components at December 31:

                                            1998        1997        1996
                                               (Dollars in Thousands)
      Currently payable:
        Federal. . . . . . . . . . .      $ 52,993    $336,150     $54,644
        State. . . . . . . . . . . .        10,881      72,143      20,280
      Deferred:
        Federal. . . . . . . . . . .       (39,067)    (15,945)     14,808
        State. . . . . . . . . . . .        (4,185)     (2,696)       (615)
      Amortization of investment
       tax credits . . . . . . . . .        (6,065)     (6,665)     (6,758)
      Total income tax expense . . .      $ 14,557    $382,987     $82,359

    Under SFAS 109, temporary differences gave rise to deferred tax assets and deferred tax liabilities as follows at December 31:

                                                        1998           1997
                                                       (Dollars in Thousands)
   Deferred tax assets:
     Deferred gain on sale-leaseback. . . . . . .    $   92,427     $   97,634
     Monitored services deferred tax assets. . . .      132,802         98,712
     Other. . . . . . . . . . . . . . . . . . . .       138,506         94,008
       Total deferred tax assets. . . . . . . . .    $  363,735     $  290,354

   Deferred tax liabilities:
     Accelerated depreciation and other . . . . .    $  615,492     $  625,176
     Acquisition premium. . . . . . . . . . . . .       291,156        299,162
     Deferred future income taxes . . . . . . . .       206,114        213,658
     Other. . . . . . . . . . . . . . . . . . . .        85,987        112,555
       Total deferred tax liabilities . . . . . .    $1,198,749     $1,250,551

   Investment tax credits . . . . . . . . . . . .    $  103,645     $  109,710

   Accumulated deferred income taxes, net . . . .    $  938,659     $1,069,907

    In accordance with various rate orders, the company has not yet collected through rates certain accelerated tax deductions which have been passed on to customers. As management believes it is probable that the net future increases in income taxes payable will be recovered from customers, it has recorded a deferred asset for these amounts. These assets also are a temporary difference for which deferred income tax liabilities have been provided.

    The effective income tax rates set forth below are computed by dividing total federal and state income taxes by the sum of such taxes and net income. The difference between the effective tax rates and the federal statutory income tax rates are as follows:

   Year Ended December 31,                     1998         1997         1996
   Effective income tax rate. . . . . . . . .   24.0%        43.4%       32.8%
   Effect of:
    State income taxes. . . . . . . . . . . .   (4.5)        (5.0)       (5.1)
    Amortization of investment tax credits. .   10.0          0.8         2.7
    Corporate-owned life insurance policies .   15.0          0.9         3.7
    Accelerated depreciation flow through
      and amortization, net . . . . . . . . .   (2.9)        (0.4)       (0.2)
    Adjustment to tax provision . . . . . . .  (11.3)        (3.7)         -
    Dividends received deduction. . . . . . .   16.0           -           -
    Amortization of goodwill. . . . . . . . .  (11.4)          -           -
    Other . . . . . . . . . . . . . . . . . .    0.1         (1.0)        1.1

   Statutory federal income tax rate. . . . .   35.0%        35.0%       35.0%


17.  PROPERTY, PLANT AND EQUIPMENT

    The following is a summary of property, plant and equipment at December 31:

                                                  1998            1997
                                                 (Dollars in Thousands)

      Electric plant in service. . . . . . .    $5,646,176      $5,564,695
      Less - accumulated depreciation. . . .     2,015,880       1,895,084
                                                 3,630,296       3,669,611
      Construction work in progress. . . . .        77,927          60,006
      Nuclear fuel (net) . . . . . . . . . .        39,497          40,696
        Net utility plant. . . . . . . . . .     3,747,720       3,770,313
      Non-utility plant in service . . . . .        62,324          20,237
      Less - accumulated depreciation. . . .        14,901           4,022
        Net property, plant and equipment. .    $3,795,143      $3,786,528

    The carrying value of long-lived assets, including intangibles, are reviewed for impairment whenever events or changes in circumstances indicate they may not be recoverable.


18.  LEASES

    At December 31, 1998, the company had leases covering various property and equipment. The company currently has no significant capital leases.

    Rental payments for operating leases and estimated rental commitments are as follows:

                                                 Operating
           Year Ended December 31,                Leases
                                          (Dollars in Thousands)
           1996 . . . . . . . . . . . . . .     $ 63,181
           1997 . . . . . . . . . . . . . .       71,126
           1998 . . . . . . . . . . . . . .       70,796
           Future Commitments:
           1999 . . . . . . . . . . . . . .       64,355
           2000 . . . . . . . . . . . . . .       58,573
           2001 . . . . . . . . . . . . . .       55,073
           2002 . . . . . . . . . . . . . .       55,293
           2003 . . . . . . . . . . . . . .       57,530
           Thereafter . . . . . . . . . . .      650,893
           Total. . . . . . . . . . . . . .     $941,717

    In 1987, KGE sold and leased back its 50% undivided interest in the La
Cygne 2 generating unit. The La Cygne 2 lease has an initial term of 29 years, with various options to renew the lease or repurchase the 50% undivided interest. KGE remains responsible for its share of operation and maintenance costs and other related operating costs of La Cygne 2. The lease is an operating lease for financial reporting purposes. The company recognized a gain on the sale which was deferred and is being amortized over the initial lease term.

    In 1992, the company deferred costs associated with the refinancing of the secured facility bonds of the Trustee and owner of La Cygne 2. These costs are being amortized over the life of the lease and are included in operating expense. Approximately $20.3 million of this deferral remained on the Consolidated Balance Sheet at December 31, 1998.

    Future minimum annual lease payments, included in the table above, required under the La Cygne 2 lease agreement are approximately $34.6 million for each year through 2002, $39.4 million in 2003, and $537.2 million over the remainder of the lease. KGE's lease expense, net of amortization of the deferred gain and refinancing costs, was approximately $28.9 million for 1998, $27.3 million for 1997, and $22.5 million for 1996.


19.  SEGMENTS OF BUSINESS

    In 1998, the company adopted SFAS 131, "Disclosures about Segments of an Enterprise and Related Information." This statement requires the company to define and report the company's business segments based on how management currently evaluates its business. Management has segmented its business based on differences in products and services, production processes, and management responsibility. Based on this approach, the company has identified four reportable segments: fossil generation, nuclear generation, power delivery and monitored services.

    Fossil generation, nuclear generation and power delivery represent the three business segments that comprise the company's regulated electric utility business in Kansas. Fossil generation produces power for sale to external wholesale customers outside the company's historical marketing territory and internally to the power delivery segment. Power marketing is a component of the company's fossil generation segment which attempts to minimize market fluctuation risk, enhance system reliability and maintain a market presence. Nuclear generation represents the company's 47% ownership in the Wolf Creek nuclear generating facility. This segment does not have any external sales.
The power delivery segment consists of the transmission and distribution of power to approximately 620,000 wholesale and retail customers in Kansas.

    The company's monitored services business was expanded in November 1997 with the acquisition of a majority interest in Protection One. Protection One provides monitored services to approximately 1.5 million customers in North America, the United Kingdom, and Continental Europe.

    Other represents the company's non-utility operations and natural gas business.

    The accounting policies of the segments are substantially the same as those described in the summary of significant accounting policies. The company evaluates segment performance based on earnings before interest and taxes. Unusual items, such as charges to income, may be excluded from segment performance depending on the nature of the charge or income. The company's ONEOK investment, marketable securities investments and other equity method investments do not represent operating segments of the company. The company has no single external customer from which it receives ten percent or more of its revenues.

Year Ended December 31, 1998:
                                                                           Eliminating/
                      Fossil     Nuclear     Power    Monitored            Reconciling
                    Generation Generation  Delivery   Services   (1)Other   (2)Items     Total
                                              (Dollars in Thousands)
External sales. . . $  525,974 $     -    $1,085,711 $ 421,095  $    1,342  $     (68) $2,034,054
Allocated sales . .    517,363    117,517     66,492      -           -      (701,372)       -
Depreciation and
 amortization . . .     53,132     39,583     68,297   117,651       2,010       -        280,673
Earnings before
 interest and taxes    144,357    (20,920)   196,398    56,727    (101,988)    12,268     286,842
Interest expense. .                                                                       226,120
Earnings before
 income taxes . . .                                                                        60,722
Identifiable assets  1,360,102  1,121,509  1,788,943  2,511,319  1,269,013    (99,458)  7,951,428

Year Ended December 31, 1997:
                                                                           Eliminating/
                       Fossil    Nuclear     Power   Monitored             Reconciling
                    Generation Generation  Delivery (3)Services (4,5)Other  (6)Items     Total
                                              (Dollars in Thousands)
External sales. . . $  208,836 $     -    $1,021,212 $ 152,347  $  769,416  $     (46) $2,151,765
Allocated sales . .    517,167    102,330     66,492      -           -      (685,989)       -
Depreciation and
 amortization . . .     53,831     65,902     63,590    41,179      32,223       -        256,725
Earnings before
 interest and taxes    149,825    (60,968)   173,809   (38,517)    914,747    (62,583)  1,076,313
Interest expense. .                                                                       193,808
Earnings before
 income taxes . . .                                                                       882,505
Identifiable assets  1,337,591  1,154,522  1,721,021 1,593,286   1,238,088    (84,958)  6,959,550

Year Ended December 31, 1996:
                                                                           Eliminating/
                      Fossil     Nuclear     Power    Monitored            Reconciling
                    Generation Generation  Delivery   Services   (5)Other     Items      Total
                                              (Dollars in Thousands)
External sales. . . $  144,056 $     -    $1,053,359 $   8,546  $  840,827  $      39  $2,046,827
Allocated sales . .    518,199    100,592     71,492      -           -      (690,283)       -
Depreciation and
 amortization . . .     52,303     57,242     60,713       944      30,129       -        201,331
Earnings before
 interest and taxes    188,173    (51,585)   218,936    (3,555)     62,385    (10,494)    403,860
Interest expense. .                                                                       152,551
Earnings before
 income taxes . . .                                                                       251,309
Identifiable assets  1,330,048  1,190,335  1,637,980   488,849   2,000,569       -      6,647,781

(1) Earnings before interest and taxes (EBIT) includes investment earnings of $21.7 million and write-off of international power development activities of $98.9 million.
(2) Identifiable assets includes eliminating and reclassing balances to consolidate the monitored services business.
(3) EBIT includes monitored services special charge of $24.3 million.
(4) EBIT includes investment earnings of $37.8 million and gain on sale of Tyco securities of
    $864.2 million.
(5) Includes natural gas operations.  The company contributed substantially all of its natural gas business in exchange for a 45% equity interest in ONEOK in November 1997.
(6) EBIT includes write-off of deferred merger costs of $48 million.  Identifiable assets includes eliminating and reclassing balances to consolidate the monitored services business.

    Geographic Information: Prior to 1998, the company did not have international sales or international property, plant and equipment. The company's sales and property, plant and equipment as of and for the period ending December 31, 1998 are as follows:

                               North America   International
                                Operations       Operations       Total
                                       (Dollars in Thousands)
    External sales . . . . .    $1,990,329        $43,725      $2,034,054
    Property, plant and
      equipment, net . . . .     3,787,872          7,271       3,795,143

2O. JOINT OWNERSHIP OF UTILITY PLANTS

                            Company's Ownership at December 31, 1998
                        In-Service   Invest-    Accumulated   Net  Per-
                           Dates      ment      Depreciation  (MW) cent
                                    (Dollars in Thousands)
    La Cygne 1 (a)      Jun  1973  $  162,756     $109,336     343  50
    Jeffrey  1 (b)      Jul  1978     297,020      134,054     617  84
    Jeffrey  2 (b)      May  1980     292,555      128,210     622  84
    Jeffrey  3 (b)      May  1983     405,054      160,671     621  84
    Wolf Creek (c)      Sep  1985   1,377,348      429,934     547  47

    (a)  Jointly owned with KCPL
    (b)  Jointly owned with UtiliCorp United Inc.
    (c)  Jointly owned with KCPL and Kansas Electric Power Cooperative, Inc.

    Amounts and capacity presented above represent the company's share. The company's share of operating expenses of the plants in service above, as well as such expenses for a 50% undivided interest in La Cygne 2 (representing 334 MW capacity) sold and leased back to the company in 1987, are included in operating expenses on the Consolidated Statements of Income. The company's share of other transactions associated with the plants is included in the appropriate classification in the company's consolidated financial statements.


21.  MERGER AGREEMENT WITH KANSAS CITY POWER & LIGHT COMPANY

    On February 7, 1997, the company signed a merger agreement with Kansas City Power & Light Company (KCPL) by which KCPL would be merged with and into the company in exchange for company stock. In December 1997, representatives of the company's financial advisor indicated that they believed it was unlikely that they would be in a position to issue a fairness opinion required for the merger on the basis of the previously announced terms.

    On March 18, 1998, the company and KCPL agreed to a restructuring of their February 7, 1997, merger agreement which will result in the formation of Westar Energy, a new regulated electric utility company. Under the terms of the merger agreement, the electric utility operations of the company will be transferred to KGE, and KCPL and KGE will be merged into NKC, Inc., a subsidiary of the company. NKC, Inc. will be renamed Westar Energy. In addition, under the terms of the merger agreement, KCPL shareholders will receive company common stock which is subject to a collar mechanism of not less than .449 nor greater than
 .722, provided the amount of company common stock received may not exceed $30.00, and one share of Westar Energy common stock per KCPL share. The estern Resources Index Price is the 20 day average of the high and low sale prices for company common stock on the NYSE ending ten days prior to closing.
If the Western Resources Index Price is less than or equal to $29.78 on the fifth day prior to the effective date of the combination, either party may terminate the agreement. Upon consummation of the combination, the company will own approximately 80.1% of the outstanding equity of Westar Energy and KCPL shareholders will own approximately 19.9%.

As part of the combination, Westar Energy will assume all of the electric utility

related assets and liabilities of the company, KCPL and KGE.

    Westar Energy will assume $2.7 billion in debt, consisting of $1.9 billion of indebtedness for borrowed money of the company and KGE, and $800 million from KCPL. Long-term debt of the company, excluding Protection One, was $2.5 billion at December 31, 1998, and $2.1 billion at December 31, 1997. Under the terms of the merger agreement, it is intended that the company will be released from its obligations with respect to the company's debt to be assumed by Westar Energy.

    Pursuant to the merger agreement, the company has agreed, among other things, to redeem all outstanding shares of its 4 1/2% Series Preferred Stock, par value $100 per share, 4 1/4% Series Preferred Stock, par value $100 per share, and 5% Series Preferred Stock, par value $100 per share.

    Consummation of the merger is subject to customary conditions. On July 30, 1998, the company's shareholders and the shareholders of KCPL voted to approve the amended merger agreement at special meetings of shareholders. The company estimates the transaction to close in 1999, subject to receipt of all necessary approvals from regulatory and government agencies.

    In testimony filed in February 1999, the KCC staff recommended the merger be approved but with conditions which we believe would make the merger uneconomical.
The merger agreement allows the company to terminate the agreement if regulatory approvals are not acceptable. The KCC is under no obligation to accept the KCC staff recommendation. In addition, legislation has been proposed in Kansas that could impact the transaction. The company does not anticipate the proposed legislation to pass in its current form. The company is not able to predict whether any of these initiatives will be adopted or their impact on the transaction, which could be material.

    On August 7, 1998, the company and KCPL filed an amended application with the Federal Energy Regulatory Commission (FERC) to approve the Western Resources/KCPL merger and the formation of Westar Energy.

    The company has received procedural schedule orders in Kansas and Missouri. These schedules indicate hearing dates beginning May 3, 1999, in Kansas and July 26, 1999, in Missouri.

    KCPL is a public utility company engaged in the generation, transmission, distribution, and sale of electricity to customers in western Missouri and eastern Kansas. The company, KCPL and KGE have joint interests in certain electric generating assets, including Wolf Creek.

    At December 31, 1998, the company had deferred approximately $14 million related to the KCPL transaction. These costs will be included in the determination of total consideration upon consummation of the transaction.

    For additional information on the Merger Agreement with Kansas City Power & Light Company, see the company's Registration Statement on Form S-4 filed on June 9, 1998.

22.  QUARTERLY RESULTS (UNAUDITED)

    The amounts in the table are unaudited but, in the opinion of management, contain all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the results of such periods. The electric business of the company is seasonal in nature and, in the opinion of management, comparisons between the quarters of a year do not give a true indication of overall trends and changes in operations.

                                      First     Second     Third     Fourth
                            (Dollars in Thousands, Except Per Share Amounts)
  1998 (Restated)
  Sales . . . . . . . . . . . . .   $382,343   $463,301  $701,402  $487,008
  Income from operations(1) . . .     64,795     72,314   156,307   (62,902)
  Net income(1) . . . . . . . . .     29,813     31,006    71,422   (84,485)
  Earnings applicable to
    common stock. . . . . . . . .     28,583     29,209    71,140   (84,767)
  Basic earnings per share. . . .   $   0.44   $   0.45  $   1.08  $  (1.29)
  Dividends per share . . . . . .   $  0.535   $  0.535  $  0.535  $  0.535
  Average common shares
    outstanding . . . . . . . . .     65,410     65,543    65,707    65,870
  Common stock price:
    High. . . . . . . . . . . . .   $ 44.188   $ 42.688  $ 41.625  $ 43.250
    Low . . . . . . . . . . . . .   $ 40.000   $ 36.875  $ 37.688  $ 32.563

  1997 (Restated)
  Sales . . . . . . . . . . . . .   $626,198   $454,006  $559,996  $511,565
  Income from operations(2) . . .    103,297     57,498   110,391  (116,761)
  Net income(2),(3) . . . . . . .     41,033     24,335   508,372   (74,222)
  Earnings applicable to
    common stock. . . . . . . . .     39,803     23,106   507,142   (75,452)
  Basic earnings per share. . . .   $   0.61   $   0.36  $   7.77  $  (1.15)
  Dividends per share . . . . . .   $  0.525   $  0.525  $  0.525  $  0.525
  Average common shares
    outstanding . . . . . . . . .     64,807     65,045    65,243    65,408
  Common stock price:
    High. . . . . . . . . . . . .   $ 31.50    $ 32.75   $ 35.00   $ 43.438
    Low . . . . . . . . . . . . .   $ 30.00    $ 29.75   $ 32.25   $ 33.625

  (1) The loss in the fourth quarter of 1998, is primarily attributable to a $99 million charge to income to exit the company's international power development business.

  (2) During the fourth quarter of 1997, the company expensed deferred costs of approximately $48 million associated with the original KCPL merger agreement. Protection One recorded a charge to income of approximately $24 million.

  (3) During the third quarter of 1997, the company recorded a pre-tax gain of approximately $864 million upon selling its Tyco common stock.

    The summarized information for the fourth quarter of 1997 and for each quarter in 1998 have been revised to reflect a restatement at Protection One. The restatement expenses yard signs previously capitalized and includes the impact of reversing the accrual for the signage charge previously recorded at December 31, 1997 (see Note 2). The impact of the adjustments made to the company's previously reported quarterly results in 1998, net of tax and net of the minority interest is as follows:

                                                     (Dollars in Thousands)

    Expense yard signs as incurred                        $ 8,312
    Increase bad debt provision                             3,090
    Other                                                    (554)
      Decrease in net income                              $10,848

    The impact of these adjustments on the quarterly results previously reported is as follows. (Amounts are net of tax and net of minority interest):

                                             Net Income
                                (dollars in thousands)    Earnings Per Share
                                  Increase (Decrease)     Increase (Decrease)

       1998 - First Quarter                   $  (655)               $(0.01)
              Second Quarter                   (3,813)                (0.05)
              Third Quarter                    (1,343)                (0.02)
              Fourth Quarter                   (5,037)                (0.08)

       1997 - Fourth Quarter                  $ 5,424                 $0.08